Annual Report





Great Rates, Friendly Service

Parkvale Bank

Parkvale FINANCIAL CORPORATION



Contents

Selected Consolidated Financial and Other Data	1
A Message To Our Shareholders	2
Management's Discussion and Analysis	4
Consolidated Statements of Financial Condition	13
Consolidated Statements of Operations	14
Consolidated Statements of Cash Flows	15
Consolidated Statement of Shareholders' Equity	16
Notes to Consolidated Financial Statements	17
Report of Independent Registered Public Accounting Firm	32
Community Offices	33
Community Outreach	34
Employee Recognition	35
Board of Directors	36
Executive Management	37
Awards, Officers and Advisory Board	38
Capital Stock Information	39

(dollar amounts in thousands, except per share data)

Balance Sheet Data at June 30:	2004	2003	2002	2001	2000
Total Assets	$1,612,453	$1,642,803	$1,632,192	$1,407,864	$1,250,986
Loans	1,015,078	1,241,779	1,217,639	1,113,264	1,034,369
Investment securities	497,946	230,570	212,940	145,017	121,607
Deposits	1,281,971	1,331,760	1,349,339	1,180,797	1,080,096
FHLB advances and other debt	190,403	174,157	147,996	119,316	73,467
Shareholders' equity	104,686	99,474	97,404	95,094	84,266
Book value per share	18.76	17.93	17.09	16.78	14.75

Operating Data for the year ended June 30:	2004	2003	2002	2001	2000
Total interest income	$70,043	86,030	92,945	93,956	84,670
Total interest expense	41,519	53,764	59,798	58,166	49,835
Net interest income	28,524	32,266	33,147	35,790	34,835
Provision for loan losses	(106)	308	205	320	236
Net interest income after provision for loan losses	28,630	31,958	32,942	35,470	34,599
Other income	8,068	8,045	10,660	4,642	3,563
Other expenses	22,346	24,566	27,828	18,587	17,368
Income before taxes	14,352	15,437	15,774	21,525	20,794
Income tax expense	4,336	4,908	5,344	7,524	7,576
Net income	$10,016	$10,529	$10,430	$14,001	$13,218
Net income per diluted share	$1.77	$1.86	$1.81	$2.43	$2.23

Other Selected Data (Statistical Profile): Year Ended June 30,	2004	2003	2002	2001	2000
Average yield earned on all interest-earning assets	4.53 %	5.49 %	6.43 %	7.40 %	7.16 %
Average rate paid on interest-bearing liabilities	2.77	3.53	4.34	4.85	4.46
Average interest rate spread	1.76	1.96	2.09	2.55	2.70
Net yield on average interest-earning assets	1.84	2.06	2.30	2.82	2.95
Other expenses to average assets	1.39	1.51	1.87	1.42	1.42
Efficiency ratio	61.07	60.94	63.52	45.97	45.23
Return on average assets	0.62	0.65	0.70	1.07	1.08
Dividend payout ratio	40.68	38.71	39.78	29.63	32.29
Return on average equity	9.75	10.82	10.96	16.20	16.53
Average equity to average total assets	6.38	5.98	6.38	6.61	6.56

At June 30,	2004	2003	2002	2001	2000
One year gap to total assets	-0.81 %	-0.79 %	-4.09 %	3.37 %	2.76 %
Intangibles to total equity	10.64	11.63	12.10	0.26	0.35
Shareholders' equity to assets ratio	6.49	6.06	5.97	6.75	6.74
Ratio of nonperforming assets to total assets	0.49	0.61	0.32	0.39	0.30
Nonperforming assets	$7,953	$9,979	$5,186	$5,421	$3,784
Allowance for loan losses as a % of gross loans	1.34 %	1.20 %	1.26 %	1.19 %	1.27 %
Number of full-service offices	39	39	38	33	31





OBERT J. McCARTHY, JR.
esident and Chief
ecutive Officer

2004 was a challenging year for Parkvale. The bad news is that the lowest interest rates in 40 years have compressed net interest margins making revenue growth difficult to achieve. The good news is that despite this extremely difficult environment, we were able to meet many of our strategic objectives, such as; increasing Tier I capital, increasing already strong credit reserves as a percent of total loans, aggressively managing risk and maintaining our outstanding liquidity position. We believe our balance sheet is well positioned for the future.

Net income for fiscal 2004 was $10.0 million or $1.77 per share, down from $10.5 million or $1.86 per share for 2003. Net income for the year reflects a decrease in net interest income, which was partially offset by gains on the sale of investments and a reduction in operating expenses. Return on average equity was 9.75% for the year, 10.82% for the prior year. Our five-year average return on average equity was 12.85% through June 30, 2004, down from 13.90% for the previous year.


SHAREHOLDERS' EQUITY
110000
74,000
37,000
0
$84,266
$95,094
$97,404
$99,474
$104,686
2000
2001
2002
2003
2004

Clearly, the biggest hurdle for the year has been the continuing pressure on net interest income. The cumulative effects of historically low interest rates over the past four years resulted in a decrease in net interest income of $3.7 million for fiscal year 2004. The decrease in net interest income was attributable to the Bank's assets repricing at a faster pace than the decline in interest expense and management's decision not to invest significant amounts in long-term fixed rate instruments. Due to the anticipated increase in rates, investments made during the year were predominately of a short or medium term nature. As a result of this strategy, Parkvale had a positive three to five year "gap ratio" of 9.30% at June 30, 2004, which should have the effect of increasing net interest income in a rising rate environment. While the compressed net interest margins will continue into fiscal 2005, we expect improvement later in the year given the slight rise in interest rates since July 2004.

While we are not satisfied with our 2004 earnings, we believe our business strategy of operating efficiently and preserving asset quality, combined with the strong work ethic and initiative of our employees, will bring us back on course very quickly. Operating efficiently is not a new focus for Parkvale, it is our long-standing trademark. Our employees' ability to improve operating efficiencies without sacrificing customer service is testament to our management and staff's deep commitment to our organization's success. Their hard work and attention to detail reduced expenses during the year by $2.2 million which lowered our other expense to average asset ratio for 2004 to 1.39%, down from 1.51% in 2003, significantly below our peer group's average.

Maintaining asset quality remains a Bank priority and continues to be superb. At June 30, Parkvale's ratio of nonperforming assets to total assets was 0.49%, down from 0.61% reported at the end of the previous year. The Bank's allowance for loan losses was 1.34% of total loans and 174% of total nonperforming assets, very good by any standard. At June 30, Parkvale reported total loans of $1.0 billion of which $703 million were lower risk single-family residential loans. These loans were made within Parkvale's primary western Pennsylvania market area, in Ohio and Virginia through the Parkvale Mortgage subsidiary, or purchased in the national whole loan market. The Bank also actively originates a growing portfolio of commercial real estate, commercial business and consumer loans within our primary market area that represents $280 million or 27.6% of total loans, up from 25.0% at the prior year end. We are extremely proud of the performance of our loan portfolio and we will continue to adhere to the quality underwriting standards that have contributed to our success.



We continued our emphasis on growing core deposits during the year, thus reducing our reliance on higher rate certificates of deposit. While deposits decreased 3.8% to $1.3 billion during 2004, core deposits such as savings, money market and checking accounts grew 7.9% to $559 million. Certificates of deposit decreased from 70% to 61% to 56% of total deposits at year end 2002, 2003 and 2004, respectively. The decrease in certificates was partially replaced with a $41 million increase in lower cost core deposits as well as $10 million in Federal Home Loan Bank Advances with a maturity of 10 years and a fixed rate of 4.14%, a rate and term not available in the retail marketplace. The increase in core deposits provides a platform to cross-sell complementary products and services such as direct deposit, debit cards, overdraft protection, investment and insurance services and various consumer loan products.

Parkvale Financial Services (PFS), a division of the Bank, which provides nondeposit investment products including stocks, bonds, mutual funds, fixed and variable annuities and insurance products, was also very active during the year. PFS, which operates throughout our 39 office system, generated sales of $28 million for the fiscal year which represents a 20.6% increase from the prior year. We are pleased that 52% of sales came from sources outside of the Bank. Through a unique arrangement with several insurance companies, PFS is expected to begin offering homeowner and automobile insurance at extremely competitive rates beginning in September 2004. The availability of these complementary products is a natural extension of our focus on servicing our customers' needs.

The active management of Parkvale's capital position remains a long-term objective. The Bank's "well-capitalized" classification allows us to make acquisitions, invest in technology, increase cash dividends and repurchase shares of PFC stock when opportunities arise. This strategy is evidenced by the signing on September 1, 2004 of a definitive agreement to acquire Advance Financial Bancorp, a well run $321 million bank with seven offices in West Virginia and Ohio. The acquisition combines two companies with similar cultures and represents a natural market extension for Parkvale. Additionally, Parkvale's introduction of check imaging in August 2003 was widely accepted by our customers and has reduced operational costs related to check processing. The imaging technology has also enhanced services available through Parkvale Online, such as immediate check image retrieval by online banking customers. Parkvale Online, which was introduced in February 2003, has grown exponentially and is a convenient and efficient way for customers to access their accounts and/or pay bills 24-hours a day from anywhere in the world. And finally, two of the most effective means of managing capital are to increase cash dividends and to repurchase shares of common stock. Stock repurchasing is a favorable long-term investment and a prudent use of capital as an alternative to asset growth. The Board of Directors increased the cash dividend from $.18 to $.20 per share during fiscal 2004. Also, 58,100 shares of stock were repurchased at an average cost of $25.49 per share.

Parkvale succeeds because of the tireless efforts of our employees. Our investment in human resources over the years has assembled an extraordinary group who possess an unwavering commitment to provide superior service to our customers and the communities we serve. They have been the Bank's foundation for the past 60 years and remain our primary competitive edge. A salute to our employees who exemplify our culture appears on pages 34 and 35. Success, of course, also requires leadership from the Board of Directors. We are fortunate to have the wise counsel and guidance of a dedicated Board who takes its responsibilities very seriously. Together, they make Parkvale a very special financial institution.

We are excited about our prospects for the future. We realize the most critical challenge facing our industry and Parkvale is revenue growth. Our growing presence will afford us many opportunities to attract new customers as their primary financial services provider. Our team is committed to making Parkvale a great place to work, to making our communities better places to live and to doing everything possible to create long-term value for our shareholders.

As always, we would like to express appreciation and gratitude to our customers, employees and shareholders. We assure you that we strive to create value for all. Thank you for your continued investment.

Parkvale Bank

Sincerely,

Robert J. McCarthy, Jr.

Robert J. McCarthy, Jr.
President and Chief Executive Officer
September 8, 2004



The purpose of this discussion is to summarize the financial condition and results of operations of Parkvale Financial Corporation ("Parkvale") and provide other information which is not readily apparent from the consolidated financial statements included in this annual report. Reference should be made to those statements, the notes thereto and the selected financial data presented elsewhere in this report for a complete understanding of the following discussion and analysis.

Financial Condition

Parkvale's average interest-earning assets decreased $19.8 million for the year ended June 30, 2004 over fiscal year 2003. This decrease is primarily the result of combined lower deposits and borrowings of $25.5 million.

Asset and Liability Management Condition

Parkvale functions as a financial intermediary, and as such, its financial condition should be examined in terms of its ability to manage interest rate risk ("IRR") and diversify credit risk.

Parkvale's asset and liability management ("ALM") is driven by the ability to manage the exposure of current and future earnings and capital to fluctuating interest rates. This exposure occurs because the present value of future cash flows, and in many cases the cash flows themselves, change when interest rates change. One of Parkvale's ALM goals is to minimize this exposure.

IRR is measured and analyzed using static interest rate sensitivity gap indicators, net interest income simulation and net present value sensitivity measures. These combined methods enable Parkvale's management to regularly monitor both the direction and magnitude of potential changes in the pricing relationship between interest-earning assets and interest-bearing liabilities.

Interest rate sensitivity gap analysis provides one indicator of potential interest rate risk by comparing interest-earning assets and interest-bearing liabilities maturing or repricing at similar intervals. The gap ratio is defined as rate-sensitive assets minus rate-sensitive liabilities for a given time period divided by total assets. Parkvale continually monitors gap ratios, and within the IRR framework and in conjunction with net interest income simulations, implements actions to reduce exposure to fluctuating interest rates. Such actions have included maintaining high liquidity, deploying excess liquidity, increasing the repricing frequency of the loan portfolio and lengthening the overall maturities of interest-bearing liabilities. Management believes these ongoing actions minimize Parkvale's vulnerability to fluctuations in interest rates. The one-year gap ratio had a minimal change from -0.79% as of June 30, 2003 to -0.81% as of June 30, 2004, and the five-year gap ratio was 12.97% at June 30, 2003 versus 9.30% as of June 30, 2004. The shift at the end of five years is due to a decrease in certificates of deposits and adjustable rate loans.

Gap indicators of IRR are not necessarily consistent with IRR simulation estimates. Parkvale utilizes net interest income simulation estimates under various assumed interest rate environments to more fully capture the details of IRR. Assumptions included in the simulation process include measurement over a probable range of potential interest rate changes, prepayment speeds on amortizing financial instruments, other imbedded options, loan and deposit volumes and rates, nonmaturity deposit assumptions and management's capital requirements. The estimated impact on projected net interest income in fiscal 2005 assuming an immediate shift in current interest rates, excluding the impact of premium amortization, would result in the following percentage changes over fiscal 2004 net interest income +100 bp, +11.9%; +200 bp, +1.6%; -100 bp, +9.1%; -200 bp, -5.3%. This compares to projected net interest income for fiscal 2004 made at June 30, 2003 of: +100 bp, +4.7%; +200 bp, -1.1%; -100 bp,+1.8%; -200 bp, -3.9%. The fluctuation in projected net interest income between fiscal 2004 and 2003 is reflective of the change in asset mix during fiscal 2004 as discussed earlier in this section.

Asset Management. A primary goal of Parkvale's asset management is to maintain a high level of liquid assets. Parkvale defines the following as liquid assets: cash, federal funds sold, certain corporate debt maturing in less than one year, U.S. Government and agency obligations maturing in less than one year and short-term bank deposit accounts. The average daily liquidity was 12.5% for the quarter ended June 30, 2004. During fiscal 2004, Parkvale's investment strategy was to utilize excess liquidity by purchasing higher quality investment securities and single-family ARM loans to enhance yields and reduce the risk associated with rate volatility. Such investments reduce the inherent risk of the volatility of overnight interest rates. If interest rates were to fall, net interest income may decrease if the yield on liquid assets, such as Federal funds sold, were to fall faster than liabilities would reprice.

Parkvale's lending strategy has been designed to shorten the average maturity of its assets and increase the rate sensitivity of its loan portfolio. In fiscal 2004, 2003 and 2002, 89.7%, 90.6% and 89.7%, respectively, of mortgage loans originated or purchased were adjustable-rate loans. Parkvale has continually emphasized the origination and purchase of ARM loans. ARMs totaled $666.9 million or 79.5% of total mortgage loans at June 30, 2004 versus $831.5 million or 79.3% of total mortgage loans at June 30, 2003. To supplement local mortgage originations, Parkvale purchased loans aggregating $227.1 million, $619.1 million and $339.8 million in fiscal 2004, 2003 and 2002, respectively, from mortgage bankers and other financial institutions. The loan packages purchased were predominately 3/1 and 5/1 ARMs. All of the 2004 and 2003 purchases were ARMs. The practice of purchasing loans in the secondary market is expected to continue in fiscal 2005 when liquidity exceeds targeted levels. At June 30, 2004, Parkvale had commitments to originate mortgage loans totaling $2.7 million and commercial loans of $9.1 million. Commitments to fund construction loans in process at June 30, 2004 were $19.4 million. Such commitments are expected to be funded from current liquidity and regular monthly loan payments.

Parkvale continues to increase its consumer loan portfolio through new originations. Home equity lines of credit are granted up to 120% of collateral value at competitive rates. In general, these loans have shorter maturities and greater interest rate sensitivity and margins than residential real estate loans. At June 30, 2004 and 2003, consumer loans were $143.5 million and $152.5 million which represented a 5.9% and 9.2% decrease over the balances at June 30, 2003 and 2002, respectively, with fixed-rate second mortgage loans totaling $68.2 million, $74.2 million and $92.0 million outstanding balances at June 30, 2004, 2003 and 2002, respectively, with average maturities of five years.

Investments in mortgage backed securities and other securities, such as U.S. Government and agency obligations and corporate debt, are purchased to enhance Parkvale's overall net interest margin and to reduce credit risk concentration. Parkvale's investment policy focuses on long-term trends, rather than short-term swings in the financial markets. Accordingly, all debt securities are classified as held to maturity, and are not available for sale nor held for trading.

Liability Management. Parkvale's favorable liquidity allows investment decisions to be made with the funding source as a secondary issue. Deposits are priced according to management's asset/liability objectives, alternate funding sources and competition. A concentrated effort is made to extend the maturities of deposits by offering competitive rates for longer term certificates. Certificates of deposit maturing after one year as a percent of total deposits are 33.8% at June 30, 2004 and 31.4% at June 30, 2003. Parkvale has also made a concentrated effort to increase low cost deposits by attracting new checking customers to our community branch offices. Checking accounts at June 30, 2004 and 2003 have increased by 5.1% and 13.1%, respectively, showing growing acceptance of Parkvale as a full service bank. Parkvale's primary sources of funds are deposits received through its branch network, loan and mortgage-backed security repayments and advances from the Federal Home Loan Bank ("FHLB"). FHLB advances can be used on a short-term basis for liquidity purposes or on a long-term basis to support lending activities.

Concentration of Credit Risk

Financial institutions, such as Parkvale, generate income primarily through lending and investing activities. The risk of loss from lending and investing activities includes the possibility that losses may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk.

Credit risk is increased by lending and investing activities that concentrate a financial institution's earning assets in a way that exposes the institution to a material loss from any single occurrence or group of related occurrences. Diversifying loans and investments to prevent concentrations of risks is one manner a financial institution can reduce potential losses due to credit risk. Examples of asset concentrations would include, but not be limited to, geographic concentrations, loans or investments of a single type, multiple loans to a single borrower, loans made to a single type of industry and loans of an imprudent size relative to the total capitalization of the institution. For loans purchased and originated, Parkvale has taken steps to reduce exposure to credit risk by emphasizing low-risk, single-family mortgage loans, which comprise 70.3% of the gross loan portfolio as of June 30, 2004. The next largest component of the loan portfolio is consumer loans at 14.2%, which generally consist of lower balance second mortgages and home equity loans originated in the greater Pittsburgh area.



Interest-Sensitivity Analysis. The following table reflects the maturity and repricing characteristics of Parkvale's assets and liabilities at June 30, 2004:

(in thousands, except per share data)	< 3 months	4-12 months	1-5 years	5+ years	Total
Interest-sensitive assets:					
ARM and other variable rate loans	$112,008	$195,600	$351,540	$ 31,785	$ 690,933
Other fixed rate loans, net (1)	70,702	29,036	123,307	113,527	336,572
Variable rate mortgage-backed securities	1,199	312	39,406	-	40,917
Fixed rate mortgage-backed securities (1)	184	551	6,477	1,203	8,415
Investments and Federal funds sold	56,247	26,985	200,384	177,865	461,481
Equities, primarily FHLB	737	4,835	13,924	876	20,372
Total interest-sensitive assets	$241,077	$257,319	$735,038	$325,256	$1,558,690
Ratio of interest-sensitive assets to total assets	15.0 %	16.0 %	45.6 %	20.2 %	96.7 %
Interest-sensitive liabilities:					
Passbook deposits and club accounts (2)	$ 43,897	$25,204	$29,220	$109,374	$ 207,695
Checking accounts (3)	26,158	13,502	27,006	173,102	239,768
Money market deposit accounts	46,396	31,000	31,000	-	108,396
Certificates of deposit	100,364	180,713	374,307	59,559	714,943
FHLB advances and other borrowings, including trust preferred securities	44,209	-	110,500	60,695	215,404
Total interest-sensitive liabilities	$261,024	$250,419	$572,033	$402,730	$1,486,206
Ratio of interest-sensitive liabilities to total liabilities and equity	16.2 %	15.5 %	35.5 %	25.0 %	92.2 %
Ratio of interest-sensitive assets to interest-sensitive liabilities	92.4 %	102.8 %	128.5 %	80.8 %	104.9 %
Periodic Gap to total assets	(1.24) %	0.43 %	10.11 %	(4.80) %	4.50 %
Cumulative Gap to total assets	(1.24) %	(0.81) %	9.30 %	4.50 %	

(1) Includes total repayments and prepayments at an assumed rate of 20% per annum for fixed-rate mortgage loans and mortgage-backed securities, with the amounts for other loans based on the estimated remaining loan maturity by loan type.

(2) Assumes passbook deposits are rate sensitive at the rate of 33.2% per annum, compared with 32.6% for fiscal 2003.

(3) Includes investment checking accounts which are assumed to be immediately rate sensitive, with remaining checking accounts assumed to be rate sensitive at 10% in the first year and 2.5% per annum thereafter.

Nonperforming Loans and Foreclosed Real Estate

Nonperforming and impaired loans and foreclosed real estate (REO) consisted of the following at June 30

	2004	2003
(Dollars in 000's)		
Delinquent single-family mortgage loans	$2,610	$3,786
Delinquent other loans	2,205	2,379
Total of nonperforming loans	4,815	6,165
Total of impaired loans	140	1,119
Real Estate Owned	2,998	2,695
Total	$7,953	$9,979

Nonperforming and impaired loans and real estate owned represent 0.49% and 0.61% of total assets at the respective balance sheet dates. June 30, 2004 delinquent single-family mortgage loans consisted of 7 single family owner occupied homes. As of June 30, 2004, $1.4 million or 52.3% of the nonaccrual mortgage loans totaling $2.6 million were purchased from others. Management believes the loans are well collateralized.

Loans are placed on nonaccrual status when, in management's judgement, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest. As a result, uncollected interest income is not included in earnings for nonaccrual loans. The amount of interest income on nonaccrual loans that has not been recognized in interest income was $152,000 at June 30, 2004 and $248,000 at June 30, 2003. Parkvale provides an allowance for the loss of accrued but uncollected interest on mortgage, consumer and commercial business loans which are more than 90 days contractually past due.

In addition, loans totaling $5.7 million were classified as special mention or substandard for regulatory purposes at June 30, 2004. These loans, while current or less than 90 days past due, have exhibited characteristics which warrant special monitoring. Examples of these concerns include irregular payment histories, questionable collateral values, investment properties having cash flows insufficient to service debt, and other financial inadequacies of the borrower. These loans are regularly monitored with efforts being directed towards resolving the underlying concerns while continuing with the performing status classification of such loans.

Allowance for Loan Losses

The allowance for loan loss was $13.8 million at June 30, 2004 and $15.0 million at June 30, 2003 or 1.34% and 1.20% of gross loans at June 30, 2004 and June 30 2003, respectively. The adequacy of the allowance for loan loss is determined by management through evaluation of individual nonperforming, delinquent and high dollar loans, economic and business trends, growth and composition of the loan portfolio and historical loss experience, as well as other relevant factors.

The allowance for loan loss is continually monitored by management for potential portfolio risks and to detect potential credit deterioration in the early stages. Management then establishes reserves based upon its evaluation of the inherent risks in the loan portfolio. Management believes the allowance for loan loss is adequate to absorb probable loan losses.

RESULTS OF OPERATIONS

Net income for the year ended June 30, 2004 was $10.0 million or $1.77 per diluted share representing a 4.9% decrease from net income of $10.5 million or $1.86 per diluted share for the year ended June 30, 2003. Fiscal 2004 results contain gains on the sale of investments of $1.1 million. Fiscal 2003 results contain gains of $1.1 million offset by a $1.1 million expense related to foreclosed real estate. Fiscal 2004 was impacted by narrower interest margins.

Net interest income is the difference between interest earned on loans and investments and interest paid for deposits and borrowings. A positive interest rate spread is achieved with interest-earning assets in excess of interest-bearing liabilities which results in increased net interest income. Net interest income was $28.5 million in fiscal 2004 compared to $32.3 million in fiscal 2003. The decrease in net interest income is due to the accumulative effect of the Federal Reserve Board's rate reductions since calendar 2001. The unprecedented number of rate reductions occurring in such a short period of time resulted in assets repricing at a faster pace than deposit accounts.

Interest Income

Interest income from loans decreased by $16.1 million or 22.3% in fiscal 2004. Average loans outstanding decreased $74.9 million or 6.2%, primarily due to a $392.0 decrease in amount of loan package purchases amounting to $227.1 million during fiscal 2004. The lower interest income also reflected a decrease in the average loan yield, which was 6.04% in fiscal 2003 and declined to 5.01% in fiscal 2004. Interest income on loans decreased by $7.1 million or 8.9% from fiscal 2002 to 2003. The average yield on loans decreased from 6.96% in fiscal 2002 to 6.04% in fiscal 2003.

Interest income on investments increased $674,000 or 5.7% in fiscal 2004. This was the result of a $57.9 million or 23.2% increase in the average balance offset by a decrease in the average yield on investments to 4.08% in fiscal 2004 from 4.75% in fiscal 2003. The average yield on securities decreased to 4.75% in fiscal 2003 from 5.92% in fiscal 2002 due to investing in shorter term investments. Interest income on investments increased by $1.2 million or 11.6% from fiscal 2002 to 2003. This was the result of a $70.1 million increase in the average balance.

Interest income from federal funds sold decreased $527,000 from fiscal 2003 to 2004.The decrease was attributable primarily to a decrease in the average yield from 1.45% in fiscal 2003 to 1.02% in fiscal 2004. The average federal funds sold balance decreased from $116.1 million in fiscal 2003 to $113.2 million in fiscal 2004. The decrease is attributable to investing available funds in higher yielding loans and investments. The target federal funds rate increased 25 basis points in fiscal 2004 from 1.00% to 1.25% on June 30, 2004. The average balance of federal funds sold decreased to $116.1 million from $123.0 million between fiscal 2003 and 2002, and interest income decreased $1.1 million between the two years. The average yield decreased from 2.22% in fiscal 2002 to 1.45% in fiscal 2003.

Interest Expense

Interest expense on deposits decreased $12.8 million or 29.0% between fiscal 2003 and 2004. The average deposit balance decreased $43.4 million or 3.3% in fiscal 2004 which was offset by a decrease in the average cost from 3.30% in fiscal 2003 to 2.43% in 2004. Interest expense on deposits decreased by $8.6 million or 16.2% between fiscal 2002 and 2003. The average deposit balance also increased by $87.3 million between the two fiscal years, offset by a decrease in the average cost from 4.22% in fiscal 2002 to 3.30% in fiscal 2003.

Interest expense on borrowed money increased by $619,000 or 7.4% in fiscal 2004, due to a new borrowing with the FHLB of $10 million at a rate of 4.14% during fiscal 2004. The overall average cost of borrowings



Yields Earned and Rates Paid

The following table sets forth the average yields earned on Parkvale's interest-earning assets and the average rates paid on its interest-bearing liabilities, the resulting average interest rate spreads, the net yield on interest-earning assets and the weighted average yields and rates at June 30, 2004.

	Year Ended June 30,			At June 30,
	2004	2003	2002	2004
Average yields on (1):				
Loans	5.01%	6.04%	6.96%	4.95%
Investments (2)	4.08	4.75	5.92	3.62
Federal funds sold	1.02	1.45	2.22	1.25
All interest-earning assets	4.53	5.49	6.43	4.46
Average rates paid on (1):				
Savings deposits	2.43	3.30	4.22	2.23
Borrowings	4.99	5.16	5.54	4.81
Trust preferred securities	4.89	5.23	5.65	5.19
All interest-bearing liabilities	2.77	3.53	4.34	2.61
Average interest rate spread	1.76%	1.96%	2.09%	1.85%
Net yield on interest-earning assets (3)	1.84%	2.06%	2.29%	

(1) Average yields and rates are calculated by dividing the interest income or expense for the period by the average balance for the year. The weighted averages at June 30, 2004 are based on the weighted average contractual interest rates. Nonaccrual loans are excluded in the average yield and balance calculations.

(2) Includes held-to-maturity and available-for-sale investments, including mortgage backed securities and interest-bearing deposits.

(3) Net interest income on a tax equivalent basis divided by average interest-earning assets.

The following table presents for the periods indicated the average balances of each category of interest-earning assets and interest-bearing liabilities.

	Year Ended June 30,		
(in thousands)	2004	2003	2002
Interest-earning assets:			
Loans	$1,124,828	$1,199,725	$1,142,646
Investments	308,031	250,087	180,027
Federal funds sold	113,241	116,065	122,960
Total interest-earning assets	1,546,100	1,565,877	1,445,633
Noninterest-earning assets	63,682	61,863	45,107
Total assets	$1,609,782	$1,627,740	$1,490,740
Interest-bearing liabilities:			
Savings deposits	1,292,093	1,335,538	1,248,234
FHLB advances and other borrowings	179,171	161,253	121,385
Trust Preferred Securities	25,000	25,000	6,725
Total interest-bearing liabilities	1,496,264	1,521,791	1,376,344
Noninterest-bearing liabilities	10,838	8,689	19,327
Total liabilities	1,507,102	1,530,480	1,395,671
Shareholders' equity	102,680	97,260	95,069
Total liabilities and equity	$1,609,782	$1,627,740	$1,490,740
Net interest-earning assets	$ 49,836	$ 44,086	$ 69,289
Interest-earning assets as a % of interest-bearing liabilities	103.3%	102.9%	104.9%

An excess of interest-earning assets over interest-bearing liabilities will enhance a positive interest rate spread.

decreased from 5.16% in fiscal 2003 to 4.99% in fiscal 2004. Interest expense on trust preferred securities was $1.2 million for fiscal 2004 as compared to $1.3 in fiscal 2003. In fiscal 2003, interest expense on borrowed money increased by $1.6 million or 23.8% due to new borrowings with the FHLB totaling $40 million at an average rate of 4.27%.

Net interest income decreased $3.7 million or 11.6% from fiscal 2003 to 2004. The average interest rate spread decreased to 1.76% in fiscal 2004 from 1.96% in fiscal 2003, while the average net interest earning assets increased $5.8 million. In fiscal 2003, net interest income decreased $881,000 or 2.7%. The average interest rate spread decreased from 2.09% in fiscal 2002 to 1.96% in 2003, while average net interest earning assets decreased $25.2 million between the two years.

At June 30, 2004, the weighted average yield on loans and investments was 4.46%. The average rate payable on liabilities was 2.23% for deposits, 4.81% for borrowings, 5.19% for trust preferred securities and 2.61% for combined deposits, borrowings and trust preferred securities.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was a credit of $106,000 in 2004, a charge of $308,000 in 2003 and $205,000 in 2002, respectively. The provision decreased by $414,000 or 134.4% in fiscal 2004 compared to fiscal year 2003. The fiscal 2004 credit provision reflects the recovery of previous chargeoffs and the decrease in the loan portfolio due to payoffs. Aggregate allowances were 1.34% of gross loans as of June 30, 2004. Management believes the allowance for loan losses is adequate to cover the amount of probable credit losses in the loan portfolio as of June 30, 2004.

Other Income

Other income increased $23,000 or 0.3% in fiscal 2004 compared to fiscal 2003. This is primarily attributable to a comparable gain on sale of investments and assets aggregating $1.1 million in fiscal 2004 compared to gains on sale of investments of $1.1 million in fiscal 2003.

Service charges on deposit accounts increased by $104,000 or 2.4% in fiscal 2004, mainly due to increased services for all types of deposits. Other service charges and fees decreased by $427,000 or 28.5% in fiscal 2004. This decrease is attributable to decrease on fees derived from loan products. Service charges on deposit accounts increased by $662,000 or 17.9% and other service charges and fees increased by $450,000 or 43.0% between fiscal 2003 and 2002.

Miscellaneous income increased $382,000 or 35.1% in fiscal 2004, and decreased by $268,000, or 19.8%, in fiscal 2003. The primary increase in 2004 is attributable to income earned on Bank Owned Life Insurance. Investment service fee income decreased by $175,000 to $694,000 in fiscal 2004 versus $869,000 in fiscal 2003 and $973,000 in fiscal 2002. Parkvale offers nondeposit investment products directly to customers through an operating division, Parkvale Financial Services.

Other Expense

Other expense decreased $2.2 million or 9.0% in fiscal 2004, due to lower levels of expenses and no writedowns related to foreclosed real estate during fiscal 2004 as compared to $1.1 million in fiscal 2003. The writedowns and expenses aggregating $1.1 million and $6.5 million recorded in 2003 and 2002, respectively related to a commercial property undergoing rehabilitation and renovation, reducing the net book value of the building to its estimated net realizable value, as estimated costs to remediate and renovate the building proved higher than originally estimated.

Compensation and employee benefits decreased by $656,000 or 5.1% during fiscal 2004 and increased by $1.4 million or 12.4% during fiscal 2003 over the respective prior period which is attributable to a decrease in full-time equivalents due to consolidation of processing functions. The 2004 decrease is attributable to the effect of a full fiscal year of a reduction in full-time equivalent employees. The 2003 increase is primarily attributable to the effect of additional employees gained from the SNB acquisition and normal merit pay increases and increased staffing related to new offices and products.

Office occupancy expense increased $42,000 or 1.0% in fiscal 2004 and $561,000 or 15.6% in fiscal 2003 over the respective prior period. The increases in fiscal 2003 and 2002 are due to the addition of a new branch office during fiscal 2003 and the effects of a full fiscal year of occupancy expense due to the addition of five SNB branch offices in January 2002.

Marketing expenses decreased by $115,000 or 23.2% in fiscal 2004 and decreased by $104,000 or 17.3% in fiscal 2003. The fiscal 2004 and 2003 decreases are due to lower levels of advertising spending as compared to the higher levels of fiscal 2002 expense which was due to the acquisition of SNB and various loan and deposit promotions.

Parkvale Savings Bank ("the Bank") is insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). FDIC insurance expense was $200,000, $224,000 and $222,000 relating to savings deposit premiums averaging 1.55 basis points during fiscal 2004, 1.68 basis points during fiscal 2003 and 1.83 basis points during fiscal 2002, respectively.

Miscellaneous expenses decreased by $288,000 or 7.3% in fiscal 2004 due mainly to lower data processing costs, primarily driven by consolidated processing systems. Miscellaneous expense increased by $31,000 or 0.8% in 2003.

Income Taxes

Federal and state income tax expense decreased by $572,000 or 11.6% due to a decrease in pre-tax income and a lower effective tax rate as a result from the benefits of certain investments made by the company and its subsidiaries. As discussed in Note H, the effective tax rate for fiscal 2004, 2003 and 2002 was 30.2%, 31.8%, and 33.9%, respectively.

Commitments

At June 30, 2004, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $1.2 million and $1.5 million, respectively, at rates ranging from 5.63% to 6.58% for fixed rate and 2.88% to 5.11% for adjustable rate loans, and had $81.1 million of unused consumer lines of credit and $17.1 million in unused commercial lines of credit. In addition, Parkvale was also committed to originate commercial loans totaling $9.1 million at June 30, 2004. Outstanding letters of credit total $4.0 million at June 30, 2004.

Liquidity and Capital Resources

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as, the obligations to depositors and debtholders. Parkvale uses its asset/liability management policy and contingency funding plan to control and manage liquidity risk.

Federal funds sold decreased $58.0 million or 80.6% from $72 million at June 30, 2003 to $14 million at June 30, 2004. Loan balances decreased $226.7 million or 18.3%, investment balances increased $267.4 million or 116.0% and decreased cash balances of $8.2 million or 25.5%, resulted from decreased deposit balances of $49.8 million or 3.7% and increased advances and other debt of $16.2 million or 9.3%. Parkvale's FHLB advance available maximum borrowing capacity is $716.2 million. If Parkvale were to experience a deposit run off in excess of available cash resources and cash equivalents, available FHLB borrowing capacity could be utilized to fund the decrease in deposits.

Shareholders' equity increased $5.2 million or 5.2% during the year ended June 30, 2004 compared to June 30, 2003. Comprehensive income was $9.7 million while dividends declared were $4.2 million resulting in 42.0% of net income paid to shareholders (equal to $0.76 per share) for fiscal year ended June 30, 2004. Treasury stock purchased in fiscal 2004 was $1.5 million which was partially deployed for funding stock options and benefit plans totaling $1.2 million. The book value of Parkvale's common stock increased 4.6% to $18.76 at June 30, 2004 from $17.93 at June 30, 2003 as a result of these increases in shareholders' equity.

The Bank is a wholly owned subsidiary of Parkvale. The Bank's primary regulators are the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking. The Office of Thrift Supervision retains jurisdiction over Parkvale Financial Corporation due to its status as a unitary savings and loan holding company. The Bank continues to maintain a "well capitalized" status, sustaining a 7.4% Tier 1 capital level as of June 30, 2004. Strong capitalization allows Parkvale to continue building shareholder value through traditionally conservative operations and potentially profitable growth opportunities. Management is not aware of any trends, events, uncertainties or recommendations by any regulatory authority that will have, or that are reasonably likely to have, material effects on Parkvale's liquidity, capital resources or operations.

Critical Accounting Policies and Judgments

Parkvale's consolidated financial statements are prepared based upon the application of certain accounting policies, the most significant of which are described in Note A - Significant Accounting Policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect Parkvale's reported results and financial position for the period or in future periods. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on Parkvale's future financial condition and results of operations.

Allowance for Loan Losses. The allowance for loan losses is increased by charges to income and decreased by net charge-offs. The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgement, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary if circumstances differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

The allowance for loan losses at June 30, 2004 includes $11.0 million or 79.9% of the allowance allocated to loans that are not secured by single family homes. The ability for Bank customers to repay commercial or consumer loans are most dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than single family loans, which generally incur fewer losses as the collateral value generally exceeds the loan amounts in the event of foreclosure.

Investment Securities Held to Maturity. Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their estimated fair value. Such writedowns are included in earnings as realized losses. Regular quarterly reviews of investment ratings and publicly available information are conducted by management and reviewed by the Audit-Finance committee. A listing of securities with ratings below investment grade are monitored and evaluated for possible writedowns. There were no writedowns in fiscal 2004 and 2003. In fiscal 2002, writedowns were $2.6 million, primarily related to the decline in market value of WorldCom Bonds to an estimated value of 19.5 cents per par dollar at June 30, 2002. On April 20, 2004, WorldCom emerged from bankruptcy and is operating under the name MCI.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, valuations are periodically performed by management and a valuation allowance is established for declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. The net book value of foreclosed real estate at June 30, 2004 includes $1.8 million related to a vacant office building, which was sold on July 19, 2004. In fiscal 2003 and fiscal 2002, writedowns and expenses related to this property of $1.1 million and $6.5 million, respectively were recorded as estimated costs to remediate and renovate the building were higher than originally estimated and greater than the estimated net realizable value.

Goodwill and Other Intangible Assets. FAS 141, Accounting for Business Combinations is the standard of accounting for business combinations initiated after June 30, 2001. FAS 141 requires use of the purchase method and eliminated the use of the pooling-of-interest method of accounting for business combinations. FAS 141 also provided criteria to determine whether an acquired intangible should be recognized separately from goodwill. FAS 142, Accounting for Goodwill and Other Intangible Assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. Parkvale has $3.6 million of core deposit intangible assets subject to amortization and $7.6 million in goodwill, which is not subject to periodic amortization. Parkvale determined the amount of identifiable intangible assets based upon an independent core deposit analysis.

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. Parkvale's goodwill relates to value inherent in the banking business and the value is dependent upon Parkvale's ability to provide quality, cost effective services in the face of free competition from other market participants on a regional basis. This ability relies upon continuing investments in processing systems, the development of value-added service features, and the ease of use of Parkvale's services. As such, goodwill value is supported ultimately by revenue which is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could result in a charge and adversely impact earnings in future periods.

Pending Acquisition

On September 1, 2004, Parkvale Financial Corporation entered into a definitive agreement to purchase the $321 million asset West Virginia based Advance Financial Bancorp. Upon completion of the acquisition, Parkvale Financial Corporation will have approximately $1.9 billion in total assets and a total of 46 branches. The agreement provides the shareholders of Advance Financial Bancorp will receive $26.00 per share in cash. The acquisition, which will be accounted for as a purchase, is expected to close late 2004 or early 2005. The transaction has been approved by the boards of directors of both companies and is subject to approval by bank regulatory authorities and Advance's shareholders. The acquisition is valued at approximately $38 million. This reflects 167% of the seller's book value at June 30, 2004 and 14.4 times its trailing 12-month earnings.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

Forward Looking Statements

The statements in this Annual Report which are not historical fact are forward looking statements. Forward looking information should not be construed as guarantees of future performance. Actual results may differ from expectations contained in such forward looking information as a result of factors including but not limited to the interest rate environment, economic policy or conditions, federal and state banking and tax regulations and competitive factors in the marketplace. Each of these factors could affect estimates, assumptions, uncertainties and risks considered in the development of forward looking information and could cause actual results to differ materially from management's expectations regarding future performance.

(dollar amounts in thousands, except per share data)

	June 30,	
ASSETS	2004	2003
Cash and noninterest-earning deposits	$ 23,814	$ 32,067
Federal funds sold	14,000	72,000
Cash and cash equivalents	37,814	104,067
Interest-earning deposits in other banks	13,547	17,576
Investment securities available for sale (cost of $20,304 in 2004 and $19,185 in 2003) (Note B)	20,372	19,743
Investment securities held to maturity (fair value of $475,759 in 2004 and $215,587 in 2003) (Note B)	477,574	210,827
Loans, net of allowance of $13,808 in 2004 and $15,013 in 2003 (Note C)	1,015,078	1,241,779
Foreclosed real estate (Note D)	2,998	2,695
Office properties and equipment, net (Note D)	10,049	11,196
Goodwill	7,561	7,561
Intangible assets and deferred charges	3,573	4,011
Prepaid expenses and other assets (Note M)	23,887	23,348
Total assets	$1,612,453	$1,642,803

LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits (Note E)	$1,281,971	$1,331,760
Advances from Federal Home Loan Bank and other debt (Note F)	190,403	174,157
Trust preferred securities (Note F)	25,000	25,000
Advance payments from borrowers for taxes and insurance	6,030	7,144
Other liabilities (Note M)	4,363	5,268
Total liabilities	$1,507,767	$1,543,329
SHAREHOLDERS' EQUITY (Notes G and I)		
Preferred stock ($1.00 par value; 5,000,000 shares authorized 0 shares issued)	-	-
Common stock ($1.00 par value; 10,000,000 shares authorized 6,734,894 issued)	6,735	6,735
Additional paid-in capital	3,616	4,132
Treasury stock at cost - 1,153,806 shares in 2004 and 1,186,663 shares in 2003	(22,687)	(22,951)
Accumulated other comprehensive income	43	355
Retained earnings	116,979	111,203
Total shareholders' equity	$ 104,686	$ 99,474
Total liabilities and shareholders' equity	$1,612,453	$1,642,803

The accompanying notes are an integral part of these financial statements.



(dollar amounts in thousands, except per share data)

	Years Ended June 30, 2004	2003	2002
INTEREST INCOME			
Loans	$56,339	$72,473	$79,568
Investments	12,553	11,879	10,649
Federal funds sold	1,151	1,678	2,728
Total interest income	70,043	86,030	92,945
INTEREST EXPENSE			
Deposits (Note E)	31,348	44,127	52,688
Borrowings	8,948	8,329	6,730
Trust preferred securities	1,223	1,308	380
Total interest expense	41,519	53,764	59,798
Net interest income	28,524	32,266	33,147
Provision for loan losses (Note C)	(106)	308	205
Net interest income after provision for loan losses	28,630	31,958	32,942
NONINTEREST INCOME			
Service charges on deposit accounts	4,474	4,370	3,708
Other service charges and fees	1,070	1,497	1,047
Net gain on sale and writedown of securities and loans (Note J)	1,055	1,091	4,550
Miscellaneous	1,469	1,087	1,355
Total noninterest income	8,068	8,045	10,660
NONINTEREST EXPENSE			
Compensation and employee benefits	12,328	12,984	11,548
Office occupancy	4,197	4,155	3,594
Marketing	381	496	600
FDIC insurance	200	224	222
Office supplies, telephone, and postage	1,582	1,661	1,449
Real estate owned expenses and writedowns	0	1,100	6,500
Miscellaneous	3,658	3,946	3,915
Total noninterest expense	22,346	24,566	27,828
Income before income taxes	14,352	15,437	15,774
Income tax expense (Note H)	4,336	4,908	5,344
Net Income	$10,016	$10,529	$10,430
Net Income per share:			
Basic	$1.80	$1.89	$1.84
Diluted	$1.77	$1.86	$1.81

The accompanying notes are an integral part of these financial statements.

(dollar amounts in thousands, except per share data)

	Years Ended June 30, 2004	2003	2002
OPERATING ACTIVITIES			
Interest received	$76,169	$ 91,279	$ 93,048
Loan fees paid	(3,420)	(1,623)	(16)
Other fees and commissions received	6,467	6,955	5,938
Interest paid	(41,532)	(53,629)	(59,686)
Cash paid to suppliers and employees	(21,446)	(33,279)	(23,822)
Income taxes paid	(4,780)	(2,100)	(6,601)
Net cash provided by operating activities	11,458	7,603	8,861
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	1,075	1,804	15,790
Proceeds from maturities of investments	211,701	249,825	48,157
Purchase of investment securities available for sale	(210)	(7,405)	-
Purchase of investment securities held to maturity	(481,736)	(262,672)	(80,196)
Maturity of deposits in other banks	4,029	(103)	(5,122)
Purchase of loans	(227,145)	(619,098)	(339,807)
Proceeds from sales of loans	5,903	3,128	2,690
Principal collected on loans	613,126	797,275	576,084
Loans made to customers, net of loans in process	(164,564)	(207,480)	(227,382)
Payment for acquisition of Second National Bank, net	-	-	(19,309)
Capital expenditures	(243)	(2,416)	(1,075)
Net cash used for investing activities	(38,064)	(47,142)	(30,170)
FINANCING ACTIVITIES			
Net increase in checking and savings accounts	40,993	44,144	43,441
Net (decrease) increase in certificates of deposit	(90,783)	(61,723)	(31,409)
Proceeds from FHLB advances	10,000	40,000	20,000
Repayment of FHLB advances	(14)	(10,014)	(5,013)
Proceeds from trust preferred securities	-	-	25,000
Net (decrease) increase in other borrowings	6,260	(3,825)	2,058
Net (decrease) in borrowers advances for tax and insurance	(1,114)	(738)	(206)
Dividends paid	(4,240)	(4,093)	(4,086)
Allocation of treasury stock to retirement plans	731	685	712
Payment for treasury stock	(1,480)	(4,880)	(346)
Net cash (used for) provided by financing activities	(39,647)	(444)	50,151
Net (decrease) increase in cash and cash equivalents	(66,253)	(39,983)	28,842
Cash and cash equivalents at beginning of year	104,067	144,050	115,208
Cash and cash equivalents at end of year	$37,814	$104,067	$144,050
Reconciliation of net income to net cash provided by operating activities:			
Net income	$10,016	$10,529	$10,430
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,830	1,739	1,180
Accretion and amortization of fees and discounts	5,008	2,440	487
Loan fees collected and deferred	(3,420)	(523)	(16)
Provisions for loan losses	(106)	308	205
Writedowns and expenses related to REO	-	1,100	6,500
Gain on sale of assets	(1,077)	(1,091)	(4,550)
Decrease (increase) in accrued interest receivable	497	1,058	(942)
Increase in other assets	(1,037)	(9,101)	(4,113)
Increase in accrued interest payable	(13)	135	112
Increase (decrease) in other liabilities	(240)	1,009	(432)
Total adjustments	1,442	(2,926)	(1,569)
Net cash provided by operating activities	$11,458	$7,603	$8,861

The accompanying notes are an integral part of these financial statements.





(dollar amounts in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
Balance at June 30, 2001	$6,735	$4,347	$(19,725)	$5,396	$98,341	$95,094
2002 net income					10,430	10,430
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $90				156		
Reclassification adjustment, net of taxes of $(2,717)				(4,726)		(4,570)
Comprehensive income						5,860
Treasury stock purchased			(346)			(346)
Treasury stock contributed to benefit plan			712			712
Exercise of stock options		(54)	231			177
Cash dividends declared on common stock at $.72 per share					(4,093)	(4,093)
Balance at June 30, 2002	$6,735	$4,293	$(19,128)	$826	$104,678	$97,404
2003 net income					10,529	10,529
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $157				273		
Reclassification adjustment, net of taxes of $(427)				(744)		(471)
Comprehensive income						10,058
Treasury stock purchased			(4,880)			(4,880)
Treasury stock contributed to benefit plan			685			685
Exercise of stock options		(161)	372			211
Cash dividends declared on common stock at $.72 per share					(4,004)	(4,004)
Balance at June 30, 2003	$6,735	$4,132	$(22,951)	$355	$111,203	$99,474
2004 net income					10,016	10,016
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $56				98		
Reclassification adjustment, net of taxes of $(235)				(410)		(312)
Comprehensive income						9,704
Treasury stock purchased			(1,480)			(1,480)
Treasury stock contributed to benefit plan			731			731
Exercise of stock options		(516)	1,013			497
Cash dividends declared on common stock at $.76 per share					(4,240)	(4,240)
Balance at June 30, 2004	$6,735	$3,616	$(22,687)	$43	$116,979	$104,686

The accompanying notes are an integral part of these financial statements.

Note A Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Parkvale Financial Corporation ("Parkvale" or "PFC"), its wholly owned subsidiary, Parkvale Savings Bank (the "Bank") and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Business

The primary business of Parkvale consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans and investment securities. Parkvale focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the greater Pittsburgh metropolitan area, which comprises its primary market area. Parkvale is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, and the operating results of which are reviewed by management. Parkvale's business activities are currently confined to one operating segment which is community banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

Cash and Noninterest-Earning Deposits

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The reserve calculation is 0% of the first $6.6 million of checking deposits, 3% of the next $38.8 million of checking deposits and 10% of total checking deposits over $45.4 million. These required reserves, net of allowable credits, amounted to $6.1 million at June 30, 2004.

Investment Securities Available for Sale

Investment securities available for sale consist solely of equity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses. The FHLB of Pittsburgh stock is a restricted equity security that does not have a readily determinable fair value. The FHLB requires member institutions to maintain a minimum level of stock ownership based on a percentage of residential mortgages, subject to periodic redemption at par if the stock owned is over the minimum requirement. As such, FHLB stock is recorded at cost with no unrealized gains or losses as an investment available for sale. No securities have been classified as trading.

Investment Securities Held to Maturity

Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct origination costs have been deferred and recognized as an adjustment of the yield of the related loan, adjusted for anticipated loan prepayments. Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans are placed on nonaccrual status when in the judgment of management, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. All loans which are 90 or more days delinquent are treated as nonaccrual loans. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest ultimately collected is credited to income in the period of recovery.



Note A (continued)

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment. Impaired loans are generally evaluated based on the present value of the expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Based on this evaluation, specific loss allowances are established on impaired loans when necessary.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgement, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary in circumstances that differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

Office Property and Equipment

Office property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the various classes of assets. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the leasehold improvements.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the three years ended June 30:

	2004	2003	2002
Numerator for basic and diluted earnings per share:			
Net Income (in 000's)	$10,016	$10,529	$10,430
Denominator:			
Weighted average shares for basic earnings per share	5,571,733	5,572,974	5,680,696
Effect of dilutive employee stock options	77,511	79,089	88,757
Weighted average shares for dilutive earnings per share	5,649,244	5,652,063	5,769,453
Net income per share:			
Basic	$1.80	$1.89	$1.84
Diluted	$1.77	$1.86	$1.81

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, valuations are periodically performed by management and a valuation allowance is established for any declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Loans transferred to foreclosed real estate during fiscal 2004 were $881,000 and in 2003 and 2002 were $1.7 million and $1.2 million, respectively. The foreclosures in the last three years were primarily due to loans on single family dwellings foreclosed throughout the year.

Stock Based Compensation

Stock options and shares issued under Stock Option Plans are accounted for under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Stock options are granted at exercise prices not less than fair value of the common stock at the date of grant. Under APB 25, no compensation expense is recognized related to these plans.

Proforma information regarding net income and earnings per share as required by FAS 123, has been determined as if PFC had accounted for its stock options using the fair value recognition provisions. The fair value for these options was estimated at the date of the grants using a Black-Scholes option pricing model.



Note A (continued)

In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility.

Because PFC's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Parkvale's proforma information follows.

(dollar amounts in thousands, except per share data)

Fiscal year ended June 30,	2004	2003	2002
Net income before stock options	$10,016	$10,529	$10,430
Compensation expense from stock option grants	123	248	28
Proforma net income	$9,893	$10,281	$10,402
Proforma income per share:			
Basic - proforma	$1.78	$1.84	$1.83
Basic - as reported	$1.80	$1.89	$1.84
Diluted - proforma	$1.75	$1.82	$1.80
Diluted - as reported	$1.77	$1.86	$1.81
Black-Scholes option pricing model assumptions are as follows:			
Risk-free rate	3.94%	3.69%	5.08%
Dividend yield	3.00%	3.18%	3.19%
Volatility factor	0.18	0.17	0.22
Expected life	9	9	9

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash and noninterest-earning deposits and federal funds sold. Additionally, allocation of treasury stock to retirement plans includes exercise of stock options and allocation to the employee stock ownership plan.

Treasury Stock

The purchase of PFC common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to Additional Paid-in Capital.

The repurchase program approved on June 19, 2003 was scheduled to expire on June 30, 2004 was extended on June 18, 2004 to expire on June 30, 2005. During fiscal 2004, this program repurchased 58,100 shares at an average price of $25.49 representing 1.1% of the outstanding stock. The extension of the program will permit the purchase of 3.9% of outstanding stock, or 218,400 shares, to be repurchased periodically through fiscal year 2005 at prevailing market prices in open-market transactions.

Business Combinations

Parkvale adopted FAS 141, Accounting for Business Combinations, during fiscal 2002. FAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. FAS 141 also includes new criteria to recognize intangible assets separately from goodwill. The requirements of FAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001, and has been applied in the acquisition of SNB on January 31, 2002. See Note K.

Goodwill and Other Intangible Assets

Parkvale adopted FAS 142, Accounting for Goodwill and Other Intangible Assets, during fiscal 2002. FAS 142 defines goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Parkvale applied the nonamortization provisions of FAS 142 to goodwill recorded on January 31, 2002 as a result of the SNB acquisition. The core deposit intangibles valued at $4.4 million at acquisition represented 5.2% of core deposit accounts and the premium is being amortized over the average life of 11.21 years. Resulting goodwill of $7.6 million is not subject to periodic amortization. Core deposit intangible amortization expense was $438,000 in fiscal 2004. Amortization for each of the next five years is expected to be $438,000. Goodwill and amortizing core deposit intangibles aggregating $11.1 million are not deductible for federal income tax purposes. See Note K.

Derivative Financial Instruments

Parkvale adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, during the first quarter of 2001. FAS 133 establishes accounting and reporting standards requiring that every derivative be recorded in the balance sheet as either an asset or

Note A (continued)

liability measured at its fair value. FAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.The adoption had no impact on Parkvale's financial statements, as Parkvale has not held any instruments that meet the definition of a derivative contract under FAS 133 since adoption of the statement.

Recent Accounting Standards

In December 2003 the American Institute of Certified Public Accountants, Inc issued Statement of Position (SOP) 03-3 "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." This SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investors initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all non-governmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning on or before December 2004, and within the scope of Practice Bulletin 6, paragraphs 7 and 8 of this SOP, as they apply to decrease in cash flows expected to be collected, should it be applied prospectively for fiscal years beginning after December 15, 2004. Parkvale will evaluate how this SOP will apply to future acquisitions of loans.

(dollar amounts in thousands, except per share data)

Note B Investment Securities

The amortized cost, gross unrealized gains and losses and fair values for investment securities classified as available for sale or held to maturity at June 30 are as follows:

	2004				2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:								
FHLB of Pittsburgh stock	$ 13,924	$ -	$ -	$ 13,924	$ 13,022	$ -	$ -	$ 13,022
Equity securities - other	6,380	228	160	6,448	6,163	606	48	6,721
Total investments securities available for sale	$ 20,304	$ 228	$ 160	$ 20,372	$ 19,185	$ 606	$ 48	$ 19,743
Held to maturity:								
U.S. Government and agency obligations due:								
Within 1 year	$ 7,538	$ 42	$ 9	$ 7,571	$ 2,016	$ 13	$ -	$ 2,029
Within 5 years	169,316	215	433	169,098	12,619	291	-	12,910
Within 10 years	160,802	83	2,592	158,293	-	-	-	-
Total U.S. Government and agency obligations	337,656	340	3,034	334,962	14,635	304	-	14,939
Municipal obligations:								
Within 1 year	-	-	-	-	795	11	-	806
Within 5 years	2,233	99	-	2,332	3,831	169	-	4,000
Within 10 years	130	3	-	133	1,203	68	-	1,271
After 10 years	3,298	140	-	3,438	3,315	251	-	3,566
Total municipal obligations	5,661	242	-	5,903	9,144	499	-	9,643
Corporate debt:								
Within 1 year	33,762	190	1	33,951	56,956	1,077	132	57,901
Within 5 years	29,835	537	71	30,301	66,530	2,082	37	68,575
Within 10 years	156	-	16	140	-	-	-	-
After 10 years	20,939	828	45	21,722	23,132	1,156	455	23,833
Total corporate debt	84,692	1,555	133	86,114	146,618	4,315	624	150,309
Total U.S. Government and agency obligations, municipal obligations and corporate debt	428,009	2,137	3,167	426,979	170,397	5,118	624	174,891
Mortgage-backed securities:								
FHLMC	9,088	93	130	9,051	2,248	162	-	2,410
FNMA	33,129	5	749	32,385	23,732	13	168	23,577
GNMA	1,784	114	2	1,896	1,904	224	1	2,127
SBA	57	-	-	57	75	-	-	75
Collateralized mortgage obligations ("CMOs")	5,123	2	118	5,007	12,003	36	-	12,039
Other participation certificates	384	-	-	384	468	-	-	468
Total mortgage-backed securities	49,565	214	999	48,780	40,430	435	169	40,696
Total investments securities held to maturity	$477,574	$2,351	$4,166	$475,759	$210,827	$5,553	$793	$215,587
Total investment portfolio	$497,878	$2,579	$4,326	$496,131	$230,012	$6,159	$841	$235,330

Mortgage-backed securities and CMOs are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral.
Investment securities with an estimated fair value of $16,524 and $21,552 were pledged to secure public deposits and other purposes as required by law at June 30, 2004, and 2003, respectively.
Investment securities with an estimated fair value of $26,095 and $17,211 were pledged to secure commercial investment agreements at June 30, 2004, and 2003, respectively.
See Note J concerning Net Gain on Sales in fiscal 2004, 2003, and 2002 and Writedown of Securities in fiscal 2002.

The following table represents the gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position at June 30, 2004:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and agency obligations:	$271,087	$3,034	$ -	$ -	$271,087	$3,034
Corporate debt	13,128	82	5,629	51	18,757	133
Total U.S. Government and agency obligations, municipal obligations and corporate debt	284,215	3,116	5,629	51	289,844	3,167
Agency MBS and CMO's	32,672	481	11,764	518	44,436	999
Equity Securities - other	-	-	6,237	160	6,237	160
Total temporarily impaired securities	$316,887	$3,597	$23,630	$729	$340,517	$4,326

The investments in debt securities have not been significantly impaired. The unrealized losses are primarily the result of volatility in interest rates. Based on the credit worthiness of the issuers, management determined that the debt securities were not other-than temporarily impaired.





(dollar amounts in thousands, except per share data)

Note C Loans

Loans at June 30 are summarized as follows:

	2004	2003	2002
Mortgage loans:			
Residential:			
1-4 Family	$723,551	$932,535	$895,330
Multifamily	23,910	19,477	18,140
Commercial	82,186	59,796	59,136
Other	12,987	36,581	35,108
	842,634	1,048,389	1,007,714
Consumer loans	143,476	152,458	167,956
Commercial business loans	38,869	47,983	53,055
Loans on savings accounts	2,790	2,974	3,224
Gross loans	1,027,769	1,251,804	1,231,949
Less:			
Loans in process	313	117	205
Allowance for loan losses	13,808	15,013	15,492
Unamortized (premium) discount and deferred loan fees	(1,430)	(5,105)	(1,387)
	$1,015,078	$1,241,779	$1,217,639

The following summary sets forth the activity in the allowance for loan losses for the years ended June 30:

	2004	2003	2002
Beginning balance	$15,013	$15,492	$13,428
Provision for loan losses	(106)	308	205
Provision for loan losses from SNB acquisition	-	-	1,994
Loans recovered:			
Commercial	6	1	-
Consumer	122	39	34
Mortgage	235	69	110
Total recoveries	363	109	144
Loans charged off:			
Commercial	(779)	(253)	(19)
Consumer	(301)	(241)	(148)
Mortgage	(382)	(402)	(112)
Total charge-offs	(1,462)	(896)	(279)
Net charge-offs	(1,099)	(787)	(135)
Ending balance	$13,808	$15,013	$15,492

The following table sets forth the allowance for loan loss allocation for the years ended June 30:

	2004	2003	2002
Residential mortgages	$2,781	$3,555	$3,928
Commercial mortgages	4,029	4,156	3,795
Consumer loans	3,810	4,297	4,924
Commercial loans	3,188	3,005	2,845
Total allowance for loan losses	$13,808	$15,013	$15,492

The loan loss portfolio is reviewed on a periodic basis to insure Parkvale's allowance for loans loss is adequate to absorb potential losses due to inherent risk in the loan portfolio.

(dollar amounts in thousands, except per share data)

Note C (continued)

At June 30, 2004, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $1,158 and $1,499, respectively, at rates ranging from 5.63% to 6.58% for fixed rate and 2.88% to 5.11% for adjustable rate loans, and had $81,060 of unused consumer lines of credit and $17,056 in unused commercial lines of credit. Parkvale was also committed to originate commercial loans totaling $9,053 at June 30, 2004. Outstanding letters of credit totaled $4,022. Substantially, all commitments are expected to fund within one year.

At June 30, Parkvale serviced loans for the benefit of others as follows: 2004 - $24,132, 2003 - $24,077 and 2002 - $13,097.

At June 30, 2004, Parkvale's loan portfolio consisted primarily of residential real estate loans collateralized by single and multifamily residences, nonresidential real estate loans secured by industrial and retail properties and consumer loans including lines of credit.

Parkvale has geographically diversified its mortgage loan portfolio, having loans outstanding in 49 states and the District of Columbia. Parkvale's highest concentrations are in the following states/area along with their respective share of the outstanding mortgage loan balance: Pennsylvania - 35.4%; Virginia - 7.2%; and Ohio - 7.1%. The ability of debtors to honor these contracts depends largely on economic conditions affecting the Pittsburgh, Columbus and greater Washington D.C. metropolitan areas, with repayment risk dependent on the cash flow of the individual debtors. Substantially all mortgage loans are secured by real property with a loan amount of generally no more than 80% of the appraised value at the time of origination. Mortgage loans in excess of 80% of appraised value generally require private mortgage insurance.

At June 30, the amount of interest income of nonaccrual loans that had not been recognized in interest income was $152 for 2004, $248 for 2003, and $191 for 2002. There were $140 in loans considered impaired at June 30, 2004 and $1,119 at June 30, 2003. The average recorded investment in impaired loans was $160 during fiscal 2004 and $397 during fiscal 2003. These loans were included in management's assessment of the adequacy of the general valuation allowances.

Note D Office Properties and Equipment and Foreclosed Real Estate

Office properties and equipment at June 30 are summarized by major classifications as follows:

	2004	2003	2002
Land	$ 2,080	$ 2,132	$ 1,832
Office building and leasehold improvements	9,435	9,649	8,728
Furniture, fixtures and equipment	10,339	10,386	10,097
	21,854	22,167	20,657
Less accumulated depreciation and amortization	11,805	10,971	10,577
Office properties and equipment, net	$ 10,049	$ 11,196	$ 10,080
Depreciation expense	$ 1,370	$ 1,300	$ 970

A summary of foreclosed real estate at June 30 is as follows:	2004	2003	2002
Real estate acquired through foreclosure:	$ 3,056	$ 2,695	$ 1,728
Allowance for losses	(58)	-	(11)
	$ 2,998	$ 2,695	$ 1,717

On July 19, 2004, Parkvale completed the combined sale at $2,750 of a $1,794 commercial property included as real estate acquired through foreclosure and of a $900 commercial office building included as office, properties and equipment. During fiscal 2003 and 2002, writedowns and expenses aggregating $1,100 and $6,500, respectively were recorded to reduce the carrying value of a commercial property undergoing rehabilitation and renovation.

Changes in the allowance for losses on foreclosed real estate for the years ended June 30 were as follows:

	2004	2003	2002
Beginning balance	$ -	$ 11	$ 18
Provision for losses	58	-	38
Less charges to allowance	-	(11)	(45)
Ending balance	$ 58	$ -	$ 11



(dollar amounts in thousands, except per share data)

Note E Deposits

The following schedule sets forth interest expense for the years ended June 30 by type of deposit:

	2004	2003	2002
Checking and money market accounts	$ 2,227	$ 2,194	$ 2,948
Passbook accounts	1,107	2,591	2,735
Certificates	28,014	39,342	47,005
	$31,348	$44,127	$52,688

A summary of deposits at June 30 is as follows:

	2004		2003	
	Amount	%	Amount	%
Transaction accounts:				
Checking and money market accounts	$ 269,207	21.0	$ 228,706	17.2
Checking accounts - noninterest-bearing	88,125	6.9	89,264	7.1
Passbook accounts	201,723	15.7	200,080	14.6
	559,055	43.6	518,050	38.9
Certificate of deposits	714,943	55.8	804,054	60.4
	1,273,998	99.4	1,322,104	99.3
Accrued Interest	7,973	0.6	9,656	0.7
	$1,281,971	100.00	$1,331,760	100.0

The aggregate amount of time deposits over $100 was $110,147 and $117,833 at June 30, 2004 and 2003, respectively.

At June 30, the scheduled maturities of certificate accounts were as follows:

Maturity Period	2004	2003
1-12 months	$281,077	$386,235
13-24 months	151,246	145,837
25-36 months	145,041	99,767
37-48 months	41,753	65,178
49-60 months	36,267	38,850
Thereafter	59,559	68,187
	$714,943	$804,054



(dollar amounts in thousands, except per share data)

Note F Advances from Federal Home Loan Bank and Other Debt

The advances from the FHLB at June 30 consisted of the following:

	2004		2003	
	Balance	Interest Rate %	Balance	Interest Rate %
Due within one year	$ -	-	$ -	-
Due within five years	40,000	5.48-5.76	20,000	5.48-5.76
Due within ten years	70,509	3.00-5.62	80,260	3.00-5.62
Due within twenty years	60,584	4.97-6.75	60,847	3.00-6.75
	171,093		$161,107	
Weighted average interest rate at end of period		5.19 %		5.25 %

Included in the $171,093 of advances, is $110,500 of convertible select advances. These advances reset to the 3 month London Bank Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, Parkvale has the right to pay off the advance without penalty.

The FHLB advances are secured by Parkvale's FHLB stock and investment securities and are subject to substantial prepayment penalties.

Trust preferred securities are $25,000 at June 30, 2004. $16,000 qualifies as Tier 1 Capital for regulatory purposes. The interest rate resets quarterly. On June 30, 2004 the rate was 5.19% and 4.61% at June 30, 2003.

Additionally, other debt consists of recourse loans, repurchase agreements, and commercial investment agreements with certain commercial checking account customers. These daily borrowings had balances of $19,310 and $13,050 at June 30, 2004 and 2003, respectively.

Note G Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Parkvale's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of June 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized Parkvale Savings Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts and ratios compared to minimum levels are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2004:						
Total Capital to Risk Weighted Assets	$130,220	14.34%	$72,623	8.00%	$90,779	10.00%
Tier I Capital to Risk Weighted Assets	118,827	13.09%	36,312	4.00%	54,467	6.00%
Tier I Capital to Average Assets	118,827	7.41%	64,176	4.00%	80,220	5.00%
As of June 30, 2003:						
Total Capital to Risk Weighted Assets	$124,158	11.87%	$83,654	8.00%	$104,567	10.00%
Tier I Capital to Risk Weighted Assets	110,827	10.60%	41,827	4.00%	62,740	6.00%
Tier I Capital to Average Assets	110,827	6.91%	64,197	4.00%	80,246	5.00%

(dollar amounts in thousands, except per share data)

Note G (continued)

Parkvale has determined that the provisions of FIN No. 46 may require de-consolidation of the subsidiary grantor trusts, which issue mandatorily redeemable preferred securities of the grantor trusts. In the event of a de-consolidation, the grantor trusts may be de-consolidated and the junior subordinated debentures of Parkvale owned by the grantor trusts would be disclosed. Trust Preferred Securities amounting to $16,000 currently qualify as Tier 1 capital of the Bank for regulatory capital purposes. In July 2003, the Federal Reserve Board issued a supervisory letter indicating that Trust-Preferred Securities currently will continue to qualify as Tier 1 capital for regulatory purposes until further notice. The Federal Reserve Board has also stated that it will continue to review the regulatory implications of any accounting treatment changes and will provide further guidance, if necessary. However, as of June 30, 2004, assuming the Bank was not allowed to include the Trust Preferred Securities in Tier 1 capital, the Bank would still exceed the regulatory required minimums for capital adequacy purposes.

Note H Income Taxes

Income tax expense (credits) for the years ended June 30 are comprised of:

	2004	2003	2002
Federal:			
Current	$4,391	$3,368	$8,042
Deferred	(74)	1,503	(2,698)
State	19	37	-
	$4,336	$4,908	$5,344

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Parkvale's deferred tax assets and liabilities at June 30 are as follows:

	2004	2003
Deferred tax assets:		
Book bad debt reserves	$4,593	$5,081
Deferred loan fees	41	77
Fixed assets	296	561
Deferred compensation	118	137
Prepaid tax deposits	719	-
Other, including asset writedowns	86	148
Total deferred tax assets	5,853	6,004
Deferred tax liabilities:		
Purchase accounting adjustments	1,386	1,837
Other, net	418	192
Unrealized gains on securities available for sale	25	204
Total deferred tax liabilities	1,829	2,233
Net deferred tax assets	$4,024	$3,771

No valuation allowance was required at June 30, 2004 or 2003.

Parkvale's effective tax rate differs from the expected federal income tax rate for the years ended June 30 as follows:

	2004		2003		2002	
Expected federal statutory income tax provision/rate	$ 5,023	35.0%	$5,403	35.0%	$5,521	35.0%
Tax-exempt interest	(244)	-1.7%	(344)	-2.2%	(169)	-1.1%
Cash surrender value of life insurance	(191)	-1.3%	-	0.0%	-	0.0%
Dividends paid to ESOP participants	(140)	-1.0%	(192)	-1.3%	-	0.0%
State income taxes, net of federal benefit	13	0.1%	25	0.2%	-	0.0%
Other	(125)	-0.9%	16	0.1%	(8)	0.0%
	$ 4,336	30.2%	$4,908	31.8%	$5,344	33.9%

(dollar amounts in thousands, except per share data)

Note I Employee Compensation Plans

Retirement Plan

Parkvale provides eligible employees participation in a 401(k) defined contribution plan. Benefit expense was $321, $345 and $325 in fiscal years 2004, 2003 and 2002, respectively, which represented a 50% company match on deferred compensation and a profit sharing contribution equal to 2% of eligible compensation.

Employee Stock Ownership Plan

Parkvale also provides an Employee Stock Ownership Plan ("ESOP") to all employees who have met minimum service and age requirements. Parkvale recognized expense of $529 in fiscal 2004, $637 in fiscal 2003, and $500 in fiscal 2002 for ESOP contributions, which were used for the purchase of additional shares of Parkvale's Common Stock in open-market transactions. At June 30, 2004, the ESOP owned 565,273 shares of Parkvale Common Stock.

Stock Option Plans

Parkvale has Stock Option Plans for the benefit of directors, officers and other selected key employees of Parkvale who are deemed to be responsible for the future growth of Parkvale. All of the original shares under the 1987 Plan have been awarded. In October 1993, the 1993 Directors' Stock Option Plan was adopted. An aggregate of 190,734 shares of authorized but unissued Common Stock of Parkvale was reserved for future issuance. As of June 30, 2004, 190,350 option shares have been granted under this plan. Additionally, the 1993 Key Employee Stock Compensation Program was adopted in October 1993. An aggregate of 461,578 shares of authorized but unissued Common Stock of Parkvale was reserved for future issuance. As of June 30, 2004, 450,861 option shares have been granted under this plan. The 1993 Directors' Stock Option Plan shares were exercisable on the date of the grant. The 1993 Key Employee Stock Compensation Program option shares are 50% exercisable upon one month of continuous service after the grant date and the remaining 50% is exercisable more than one year after continuous service from the grant date. At June 30, 2004, all grants are exercisable. No further awards will be granted under the 1993 Plans. The following table presents option share data related to the Stock Option Plans for the years indicated.

Exercise Price Per Share	$10.322	$15.637*	$16.32	$19.979#	$21.50	$24.475	$22.995	$25.625	Total
June 30, 2001	63,788	53,393	82,865	40,000	93,000				333,046
Granted				8,000					8,000
Exercised	(1,000)	(11,442)	(2,343)	(4,000)	(6,000)				(24,785)
Forfeitures		(3,813)	(781)	(2,000)	(7,000)				(13,594)
June 30, 2002	62,788	38,138	79,741	42,000	80,000	-	-	-	302,667
Granted						8,000	134,250		142,250
Exercised	(10,681)	(7,814)	(5,587)		(3,000)				(27,082)
Forfeitures									-
June 30, 2003	52,107	30,324	74,154	42,000	77,000	8,000	134,250	-	417,835
Granted								10,000	10,000
Exercised	(49,578)	(7,797)	(11,366)		(8,000)		(9,250)		(85,991)
Forfeitures			(2,156)		(3,000)		(8,500)		(13,656)
June 30, 2004	2,529	22,527	60,632	42,000	66,000	8,000	116,500	10,000	328,188

* Represents the average remaining exercise price of Director awards made annually in October 1994 to 1997.
# Represents the average remaining exercise price of awards made in fiscal 1999 through fiscal 2002.

(dollar amounts in thousands, except per share data)

Note J Net Gain on Sale and Writedown of Securities and Loans

Fiscal 2004 gains aggregated $1,055 which consisted of $586 from the sale of available for sale securities and $510 from the sale of available for sale unsecured credit card loan portfolio. Loss on sale of assets includes $41 from the sale of equipment and vacant office buildings previously used as branch locations. Fiscal 2003 gains aggregated $1,091 are from the sale of equity securities. Fiscal 2002 gains aggregated $7,106 were from the sale of equity securities, specifically, Freddie Mac common stock during each quarter of the fiscal year. Writedowns of $2,556 were recorded in June 2002 related to impaired corporate debt, primarily WorldCom bonds.

Note K SNB Acquisition

On January 31, 2002, Parkvale completed the acquisition of the Second National Bank of Masontown ("SNB") based in Fayette County.The acquisition consisted of loans and deposits which complements Parkvale's existing portfolio and expanded the branch network into a new county. The acquisition was accounted for as a purchase business combination and its operations are included for the five months ended June 30, 2002 and all of fiscal 2003. The shareholders of SNB received $92 per share or $36,800. The fair value of assets acquired included $72,700 of investments and cash, $120,800 of loans with $157,600 of deposits assumed.The core deposit intangibles valued at $4,410 at acquisition represented 5.2% of core deposit accounts and the premium is being amortized over an average life of 11.21 years. Resulting goodwill of $7,561 is not subject to periodic amortization. Core deposit intangible amortization expense was $438 in fiscal 2004. Amortization for each of the next five years is expected to be $438. Goodwill and amortizing core deposit intangibles aggregating $11,600 are not deductible for federal income tax purposes.

Proforma Unaudited Consolidated Statement of Operations
For the Twelve Months Ended June 30, 2002

	SNB	Parkvale	Combined
Total interest income	$8,819	$84,126	$92,945
Total interest expense	4,179	55,619	59,798
Net interest income	4,640	28,507	33,147
Provisions for loan losses	107	98	205
Net interest income after provision for losses	4,533	28,409	32,942
Other income	880	9,780	10,660
Other expense	3,258	24,570	27,828
Income before income taxes	2,155	13,619	15,774
Income tax expense	465	4,879	5,344
Net Income	$1,690	$8,740	$10,430
Net income per share:			
Diluted	$0.17	$1.64	$1.81

Note L Leases

Parkvale's rent expense for leased real properties amounted to approximately $1,633 in 2004, $1,591 in 2003 and $1,501 in 2002. At June 30, 2004, Parkvale was obligated under 23 noncancelable operating leases, which expire through 2021. The minimum rental commitments for the fiscal years subsequent to June 30, 2004 are as follows: 2005 - $1,617, 2006 - $1,088, 2007 - $785, 2008 - $717, 2009 - $559 and later years - $2,559.

(dollar amounts in thousands, except per share data)

Note M Selected Information

Selected statement of financial condition data at June 30 are summarized as follows:

	2004	2003		2004	2003
Prepaid expenses and other assets:			Other liabilities:		
Accrued interest on loans	$3,863	$5,614	Accounts payable and		
Reserve for uncollected interest	(152)	(239)	accrued expenses	$3,237	$3,586
Bank owned life insurance	10,547	10,000	Other liabilities	353	434
Accrued interest on investments	4,030	2,863	Federal and state		
Other prepaids	1,575	1,339	income taxes payable	773	1,248
Net deferred tax asset	4,024	3,771			
	$23,887	$23,348		$4,363	$5,268

Note N Quarterly Consolidated Statements of Operations (Unaudited)

	Three Months Ended				Year Ended
	Sep. 03	Dec. 03	Mar. 04	June 04	June 04
Total interest income	$18,229	$17,967	$17,488	$16,359	$70,043
Total interest expense	11,367	10,297	9,984	9,871	41,519
Net interest income	6,862	7,670	7,504	6,488	28,524
Provision for loan losses	47	(102)	23	(74)	(106)
Net interest income after provision for losses	6,815	7,772	7,481	6,562	28,630
Other noninterest income	2,199	1,718	1,876	2,275	8,068
Other noninterest expense	5,549	5,600	5,553	5,644	22,346
Income before income taxes	3,465	3,890	3,804	3,193	14,352
Income tax expense	1,035	1,187	1,148	966	4,336
Net income	$ 2,430	$ 2,703	$ 2,656	$ 2,227	$10,016
Net income per share:					
Basic	$ 0.44	$ 0.49	$ 0.47	$ 0.40	$ 1.80
Diluted	$ 0.43	$ 0.48	$ 0.47	$ 0.39	$ 1.77

	Three Months Ended				Year Ended
	Sep. 02	Dec. 02	Mar. 03	June 03	June 03
Total interest income	$23,194	$21,898	$20,916	$20,022	$86,030
Total interest expense	14,708	14,136	12,723	12,197	53,764
Net interest income	8,486	7,762	8,193	7,825	32,266
Provision for loan losses	48	74	116	70	308
Net interest income after provision for losses	8,438	7,688	8,077	7,755	31,958
Other noninterest income	1,728	1,743	1,727	2,847	8,045
Other noninterest expense	5,796	5,802	5,887	7,081	24,566
Income before income taxes	4,370	3,629	3,917	3,521	15,437
Income tax expense	1,508	1,124	1,214	1,062	4,908
Net income	$ 2,862	$ 2,505	$ 2,703	$ 2,459	$10,529
Net income per share:					
Basic	$ 0.51	$ 0.45	$ 0.49	$ 0.44	$ 1.89
Diluted	$ 0.50	$ 0.45	$ 0.48	$ 0.43	$ 1.86

(dollar amounts in thousands, except per share data)

Note O Parent Company Condensed Financial Statements

The condensed statement of financial condition and statements of operations and cash flows for Parkvale Financial Corporation as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 are presented below. PFC's primary subsidiary is Parkvale Savings Bank ("PSB").

Statements of Financial Condition

	2004	2003
Assets:		
Investment in PSB	$129,995	$122,746
Cash	246	2,272
Other equity investments	24	23
Other assets	695	719
Total assets	$130,960	$125,760
Liabilities and Shareholders' Equity:		
Accounts payable	$151	$282
Trust preferred securities	25,000	25,000
Deferred taxes	5	5
Dividends payable	1,118	999
Shareholders' equity	104,686	99,474
Total liabilities and shareholders' equity	$130,960	$125,760

Statements of Operations

	2004	2003	2002
Dividends from PSB	$3,250	$ 2,000	$ 2,000
Other income	85	166	159
Gain on sale of assets	-	1,091	-
Operating expenses	(880)	(1,384)	(373)
Income before equity in undistributed earnings of subsidiary	2,455	1,873	1,786
Equity in undistributed income of PSB	7,561	8,656	8,644
Net income	$10,016	$10,529	$10,430

Statements of Cash Flows

	2004	2003	2002
Cash flows from operating activities:			
Management fee income received	$ 84	$ 166	$ 159
Dividends received	3,250	2,000	2,000
Taxes received from PSB	428	(323)	93
Cash paid to suppliers	(800)	(958)	(1,163)
Net cash provided by operating activities	2,962	885	1,089
Cash flows from investing activities:			
Proceeds from sales of available for sale securities	-	2,400	-
Proceeds of trust preferred securities	-	-	25,000
Additional investment in PSB	-	-	(16,000)
Net cash provided by investing activities	-	2,400	9,000
Cash flows from financing activities:			
Payment for treasury stock	(1,480)	(4,880)	(346)
Allocation of treasury stock to retirement plans	731	685	712
Dividends paid to stockholders	(4,239)	(4,093)	(4,086)
Net cash used in financing activities	(4,988)	(8,288)	(3,720)
Net increase (decrease) in cash and cash equivalents	(2,026)	(5,003)	6,369
Cash and cash equivalents at beginning of year	2,272	7,275	906
Cash and cash equivalents at end of year	$ 246	$ 2,272	$ 7,275
Reconciliation of net income to net cash provided by operating activities:			
Net income	$10,016	$10,529	$10,430
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of investments	-	(1,091)	-
Undistributed income of PSB	(7,561)	(8,656)	(8,644)
Taxes received from PSB	428	(323)	93
Increase in other assets	24	25	(774)
Increase in accrued expenses	55	401	(16)
Net cash provided by operating activities	$ 2,962	$ 885	$ 1,089

(dollar amounts in thousands, except per share data)

Note P Fair Value of Financial Instruments

FAS 107, Disclosure About Fair Value of Financial Instruments, requires the determination of fair value for certain of the Bank's assets, liabilities and contingent liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Noninterest Bearing Deposits: The carrying amount of cash which includes noninterest-bearing demand deposits approximates fair value.

Federal Funds Sold: The carrying amount of overnight federal funds approximates fair value.

Interest-Earning Deposits in Other Banks: The carrying amount of other overnight interest-bearing balances approximates fair value.

Investments and Mortgage-Backed Securities: The fair values of investment securities are obtained from the Wall Street Journal, the Interactive Data Corporation pricing service and various investment brokers for securities not available from public sources.

Loans Receivable: Fair values were estimated by discounting contractual cash flows using interest rates currently being offered for loans with similar credit quality adjusted for standard prepayment assumptions.

Deposit Liabilities: For checking, savings and money market accounts, fair value is the amount payable on demand at June 30. The fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits of similar remaining maturities.

Advances from Federal Home Loan Bank: Fair value is determined by discounting the advances using current rates of advances with comparable maturities as of the reporting date.

Trust Preferred Securities: Fair value is determined by discounting the securities using current rates of securities with comparable reset rate and maturities.

Commercial Investment Agreements: The carrying amount of these overnight borrowings approximates fair value.

Loan Commitments: Fair value for off-balance-sheet instruments (primarily loan commitments) are estimated using internal valuation models and are limited to fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Unused consumer and commercial lines of credit are assumed equal to the outstanding commitment amount due to the variable interest rate attached to these lines of credit.

	2004		2003	
Financial Assets:	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Cash and noninterest-earning deposits	$ 23,814	$ 23,814	$ 32,067	$ 32,067
Federal funds sold	14,000	14,000	72,000	72,000
Interest-earning deposits in other banks	13,547	13,547	17,576	17,576
Investment securities	447,351	448,381	194,634	190,140
Mortgage-backed securities	48,780	49,565	40,696	40,430
Loans receivable	1,045,964	1,028,886	1,282,650	1,256,792
Financial Liabilities:				
Checking, savings and money market accounts	$ 559,055	$ 559,055	$ 518,050	$ 518,050
Savings certificates	720,995	714,943	837,911	804,054
Advances from Federal Home Loan Bank	179,650	171,093	180,353	161,107
Trust preferred securities	26,145	25,000	25,626	25,000
Commercial investment agreements	18,051	19,310	12,494	13,050
Off Balance Sheet:				
Loan Commitments	$ (9)	$ -	$ (259)	$ -



PARENTERANDOLPH

The Power of Ideas

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Parkvale Financial Corporation:

We have audited the consolidated statement of financial condition of Parkvale Financial Corporation and subsidiaries ("Parkvale") as of June 30, 2004, and the related consolidated statements of operations, cash flows, and shareholders' equity for the year then ended. These financial statements are the responsibility of Parkvale's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Parkvale Financial Corporation as of June 30, 2003, and for the years ended June 30, 2003 and 2002, were audited by other auditors whose report dated July 18, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parkvale Financial Corporation and subsidiaries as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
July 20, 2004



Wexford's Parkvale Bank

Say Hello to Great Rates & Friendly Service



Downtown Pittsburgh
Fourth & Wood
307 Fourth Avenue
Pittsburgh, PA 15222

Grant Street
Omni William Penn Hotel
559 Grant Street
Pittsburgh, PA 15219

Market Square
200 Fifth Avenue
Pittsburgh, PA 15222

East
Greenfield
503 Greenfield Avenue
Pittsburgh, PA 15207

Monroeville
4220 William Penn Highway
Monroeville, PA 15146

Murray Avenue
4300 Murray Avenue
Pittsburgh, PA 15217

New Kensington
931 Fifth Avenue
New Kensington, PA 15068

Norwin
90 Malts Lane
North Huntingdon, PA 15642

Oakland
3520 Forbes Avenue
Pittsburgh, PA 15213

Riverview
90 Tarentum Bridge Road
New Kensington, PA 15068

Squirrel Hill
1940 Murray Avenue
Pittsburgh, PA 15217

Verona
Rivertown Shops
74 Allegheny River Boulevard
Verona, PA 15147

South
Arlington
2132 Arlington Avenue
Pittsburgh, PA 15210

Brentwood Towne Square
501 Towne Square Way
Pittsburgh, PA 15227

Caste Village
650 Caste Village
Pittsburgh, PA 15236

Mt. Washington
55 Wyoming Street
Pittsburgh, PA 15211

Peters Township
3801 Washington Road
McMurray, PA 15317

Village Square
1500 Oxford Drive
Bethel Park, PA 15102

West
Crafton
Crafton-Ingram Shopping Center
10 Foster Avenue
Pittsburgh, PA 15205

Greentree Road
Greentree Road Shopping Center
1970 Greentree Road
Pittsburgh, PA 15220

Heidelberg
2100 Washington Pike
Carnegie, PA 15106

Kennedy Township
1789 Pine Hollow Road
McKees Rocks, PA 15136

Noble Manor
2300 Noblestown Road
Pittsburgh, PA 15205

Robinson Township
6298 Steubenville Pike
Pittsburgh, PA 15205

North
Aliquippa
Aliquippa Shopping Center
2719 Brohead Road
Aliquippa, PA 15001

Allegheny Center
160 Allegheny Center Mall
Pittsburgh, PA 15212

Beaver Falls
1400 Seventh Avenue
Beaver Falls, PA 15010

Cranberry
Cranberry Mall, Rte 19
Cranberry Township, PA 16066

Gibsonia
600 Walmart Drive
Gibsonia, PA 15044

Millvale
420 Grant Avenue
Pittsburgh, PA 15209

North Hills
McKnight Seibert
Shopping Center
4885 McKnight Road
Pittsburgh, PA 15237

Observatory Hill
3908 Perrysville Avenue
Pittsburgh, PA 15214

West View
West View Park Shopping Center
997 West View Park Drive
Pittsburgh, PA 15229

Wexford
Pine Tree Shoppes
12095 Perry Highway
Wexford, PA 15090

Masontown Division–
Fayette County
Brownsville
6023 National Pike East
Grindstone, PA 15442

Chalk Hill
2951 National Pike
Chalk Hill, PA 15421

Cherry Tree
55 Matthew Drive
Uniontown, PA 15401

Masontown
110 South Main Street
Masontown, PA, 15461

Uniontown
173 Morgantown Street
Uniontown, PA 15401



With their "can do" attitude and grassroots approach, our employees, together with their community organizations, accomplish a lot that they can be proud of year after year. This year is no different. The results of our employees' activities continue to touch a multitude of lives and reinforce Parkvale's tradition of service and spirit of volunteerism. Their efforts make our communities a stronger and better place to live.

This section, "Making a difference in our communities" is dedicated to our employees, the teams they represent and the grassroots organizations they have come to know, support and love. Management is extremely proud of their accomplishments and we are pleased to highlight some of them here for you.

Central Link Team. Comprised of over 100 employees from headquarters, this team said hello to a new organization in January, **Spectrum Charter School in Monroeville,** the nation's only independent public school serving students with autism disorders. Because the school has a definite need for textbooks, Central Link held bake sales, luncheons, and raffles to raise the necessary funds to fill this need. We are happy to report that when the school year starts in September, students and teachers will find new textbooks at the school.

North Starz Team. Employees from our eight offices in the north hills area have partnered with **Catholic Charities** to hold fundraisers for Women In Need (WIN), St. Joseph Homeless Shelter, Neighborhood Based Services and local children and youth programs. Two very popular fundraisers for this team are their charity basketball game against the Pittsburgh Steelers, which raised over $2,800 this past year, and their baby shower for WIN held during the summer months.

Partners East Team. This team, who volunteer their time and talents to **Family Services of Western Pennsylvania,** is made up of employees from eight offices in the eastern suburbs. The highlight for this team is a summer picnic for adolescents who use the agency's services, a thoroughly enjoyable day for our employees as well as Family Services. The Consumers Special Needs Fund established in 2003 by Partners East continues to be a source of funds for this organization. These funds provide emergency shelter, clothing, eyeglasses, and other basic items needed by children to attend school.

Steel City Sellers Team. For the past three years, employees from eight city of Pittsburgh offices who make up this team have partnered with **HEARTH**, an agency that supports homeless women and children. Steel City Sellers have really connected with the women involved in HEARTH, spending many hours teaching basic life skills such as balancing a checking account and approaching an employer for a job. Their efforts are truly rewarded as they see these women reach their goal of self-sufficiency. "The Art of Wine and Food" remains this team's major fundraiser for HEARTH. Held annually in September, last year's event surpassed all others by raising over $21,000 for HEARTH.

SWAT Team. This team, consisting of employees from our eight south hills offices, continues to work with **Allegheny County Special Olympics.** One of their most successful fundraisers and a favorite with our customers is the simple sale of chocolate-covered pretzels. The proceeds from this and other fundraisers enabled this team to continue their sponsorship of the Summer Games' Village FunFest at a cost of $5,000.

Tri-Starz Team. This team is made up of employees from five offices in Fayette County and two in the south hills area who volunteer their time and talents to work with the local chapter of **The Salvation Army.** They remain very active and visible throughout their community by serving as phone operators for Project Bundle Up, ringing the red kettles at local shopping centers and working with children through the Salvation Army's Personal Shopping and Treasurers for Tots programs.

For more information on our teams' community participation, visit the Parkvale website at parkvale.com.



Car Wash Fundraiser for Spectrum School



20 YEARS OF SERVICE

Whether they're servicing our customers or working behind the scenes, it is employees like Nancy Knight and Janet Michalik who make a difference in our organization. This year we honor Nancy and Janet for completing 20 years of service with Parkvale during calendar year 2003. We welcome them to our core group of eighteen employees who have served the Bank 20 years or more, who believe in delivering exceptional customer service each and every day, and who exemplify the SMILE qualities that form the foundation of our success.



Nancy Knight

In May, our President honored Nancy and Janet at an appreciation dinner where each received a Certificate of Appreciation and a gold watch as an expression of our thanks. We all join in congratulating them for their years of service to the Bank, for their commitment to exceptional, friendly service and ... for those contagious smiles.



Janet Michalik

2003 ALL STAR SALUTE

Being recognized as a Parkvale All Star goes beyond meeting monthly and quarterly sales goals. It speaks to a proven track record of providing customers with the exceptional level of service and responsiveness they deserve.

When customers choose to walk through our doors, we respond with a simple *smile*. SMILE is our pledge to greet customers with a *SMILE* and *Make* eye contact, *Inquire* about their needs, *Listen* to their desires and show *Enthusiasm*. We call this experience **exceptional customer service**. You recognize exceptional customer service the moment you come in contact with it. It's a tone of voice, a concerned look, a sense of eagerness, and an attention to detail. When you experience it, *you just know*. And when it's not there, it's one of the first things you notice about any organization.

For our All Stars, *SMILE* is simply their way of life. They walk the walk and talk the talk each and every day. They understand that Parkvale's tradition of providing exceptional customer service begins with them. We're very proud of these seven employees and extend our congratulations to them for this high achievement as an All Star. They truly are the best-of-the-best.



Lori L. Kemp
Riverview



Stephen V. Kijanka
Greenfield



Linda Barker
Monroeville



Kathleen A. Jockel
Millvale



Brenda Cutich
Aliquippa



Melissa Tritinger
Wexford



Chuck Reposky
Greenfield







ROBERT D. PFISCHNER, CHAIRMAN

Retired, Former President,
E. T. Lippert Saw Co.
Manufacturer of saw blades and
fabricator of armor plate
Director since 1968 (1)(2)



ROBERT J. MCCARTHY JR., DIRECTOR

President and Chief Executive Officer,
Parkvale Bank and
Parkvale Financial Corporation
Director since 1985 (1)(2)



FRED P. BURGER JR., DIRECTOR

President, Burger Agency, Inc.,
Real estate brokerage firm and
insurance agency
Director since 1981 (1)(2)



ANDREA F. FITTING, PH.D. DIRECTOR

President and Chief Executive Officer,
Fitting Group, Inc.
Marketing communication firm
Director since 1998 (2)



PATRICK J. MINNOCK, DIRECTOR

President, Minnock Construction Company
Builder and real estate development
Director since 1998 (2)



HARRY D. REAGAN, DIRECTOR

Retired, Former Chief Executive Officer
Masontown Division of Parkvale Savings Bank
Former Chairman of the Board and
Chief Executive Officer of
The Second National Bank of Masontown
Director since 2003 (2)

(1) Includes term as Director of the Bank prior to organization of the corporation in 1987.
(2) Currently serves as a Director of the Bank.


TIMOTHY G. RUBRITZ, CPA

Senior Vice President Treasurer and Chief Financial Officer


GAIL B. ANWYLL

Senior Vice President Human Resources & Marketing


THOMAS R. ONDEK

Senior Vice President Deposit Operations


GILBERT A. RIAZZI, CPA

Senior Vice President Chief Information Officer

Timothy G. Rubritz Vice President-Treasurer of the Corporation since its organization in August 1987; Senior Vice President-Treasurer of the Bank since December 1989; Vice President-Treasurer from January 1986 to December 1989; joined the Bank in June 1985 as audit director; with Coopers & Lybrand from 1976 to 1985, including a general practice manager at such firm from 1982 to 1985.

Gail B. Anwyll Senior Vice President of the Bank since June 2000; in charge of Human Resources Department and Marketing;Vice President from December 1992 to June 2000; Assistant Corporate Secretary since July 1990; Senior Assistant Vice President from December 1991 to December 1992; Assistant Vice President from December 1989 to December 1991; joined the Bank in August 1989 as Director of Human Resources; with Lyman Savings & Loan Association from 1976 to August 1989, serving as Executive Vice President from 1987 to August 1989.

Thomas R. Ondek Senior Vice President of the Bank since December 2001; in charge of Deposit Operations; Vice President of the Bank from December 1989 to December 2001; Assistant Vice President from December 1986 to December 1989; Branch Manager from April to December 1985; joined the Bank in May 1984.

Gilbert A. Riazzi, Senior Vice President of the Bank since December 2003 and Chief Information Officer since July 2002; Vice President from December 1999 and Audit-Compliance Director of the Corporation and the Bank from December 1999 to July 2002; Senior Assistant Vice President from December 1996 to December 1999; Assistant Vice President from December 1993 to December 1996; joined the Bank as Internal Auditor in May 1992; with Landmark Savings from 1989 to 1992 as Audit Supervisor.

JOSEPH C. DEFAZIO

Assistant Treasurer of the Corporation since April 2003; Vice President of the Bank since December 2000 and Assistant Treasurer since December 1995; Assistant Controller from December 1986 to December 1995; joined the Bank in October 1984 as Accounting Supervisor.





JASON W. ROSS, CPA

Vice President - Audit Compliance Director of the Bank since December 2003; Audit Compliance Officer of the Corporation since July 2002; Audit Compliance Director of the Bank from July 2002 to December 2003; Senior Assistant Vice President from June 2003 to December 2003; Assistant Vice President from December 2002 to June 2003; joined the Bank in April 2002; with Arthur Andersen as Manager in Assurance and Business Advisory from 1996 to April 2002.

THOMAS A. WEBB

Vice President - Manager of Consumer, Mortgage Lending and Asset Management of the Bank since September 2003; joined the Bank in June 2003 as Manager of Consumer, Mortgage Lending and Asset Management; with Laurel Savings and Loan Association from 1998 to 2003 serving as Vice President and Chief Lending Officer.





ROBERT B. POWDERLY

Vice President - Manager of Commercial Services since joining the Bank in December 2003; Vice President of L. J. Melody & Company, a mortgage banking firm, from 1999 to 2003; with National City Bank of PA and Integra Bank from 1992 to 1999 serving as Vice President - Manager of Commercial Real Estate in both Banks.

PATRICIA A. LOWE

Manager of Branch Operations since July 2003; Senior Assistant Vice President since December 1999; Assistant Vice President from December 1997 to December 1999; Assistant Savings Manager from August 1998 to July 2003; Electronic Branchless Banking Manager from March 1997 to August 1998; Training Director from December 1995 to March 1997; Branch Manager from February 1991 to December 1995; joined the bank in April 1989.





Executive Management

Friendly Service





Parkvale is proud to be the recipient of the following awards which recognize our commitment to community service.



Pennsylvania Association of Community Bankers (PACB)—At the 126th Annual Convention held on September 6, 2003 in Palm Beach Florida, PACB twice honored Parkvale Bank. The first award was for **Overall Community Service Award,** which recognized all 39 Parkvale offices and headquarters personnel for their outreach efforts.

The second award singled out the **Brentwood Towne Square Office** for **Kids Fire Safety Day** held in conjunction with Community Banking Week in April 2003. The children received a fireman's hat and badge, a coloring book, toured a fire truck and learned about fire safety and burn protection courtesy of the Brentwood Fire Department.

President's Volunteer Service Award—In recognition of their hundreds of hours of community service and thousands of dollars in charitable contributions donated to *Forbes Regional Hospital*, The President's Volunteer Service Award was awarded to **Team Central Link.** During the two years of affiliation with the hospital, Central Link donated more than $7,300 worth of items, from paging systems to games, TVs and even homemade cookies.

The President's Volunteer Service Award, established in 2003 through an executive order signed by President George W. Bush, recognizes individuals, families and groups throughout America that have demonstrated outstanding volunteer service and civic participation.

Allegheny County Special Olympics—On May 15, 2004, Allegheny County Special Olympics awarded an appreciation plaque to Parkvale's **SWAT Team** for the key role this team has played in the Allegheny County Special Olympics' Summer Games. For the past three years, Parkvale has participated in the summer games by sponsoring the Village Funfest area, where the athletes can relax and test their skills at carnival games in between athletic events.

Community Leadership Service Award—On June 28, 2004 the Board of Directors of the Manchester Citizens Corporation, a local community development corporation, presented Robert J. McCarthy, Jr., President and CEO of Parkvale Bank, with its 2004 Community Leadership Service Award. The award recognized his commitment to Manchester's community revitalization and preservation efforts and for improving the quality of life for Manchester residents.

CORPORATE OFFICERS

Erna A. Golota	Corporate Secretary
Lisa E. Forlano, CPA	Assistant Controller

SENIOR ASSISTANT VICE PRESIDENTS

William E. Fritz	Manager-Monroeville Office
Patricia A. Lowe	Manager-Branch Operations
Linda L. Mikelas	Manager-Millvale Office
Rose S. Modero	Manager-Consumer Lending

ASSISTANT VICE PRESIDENTS

Carmen J. Bauccio, CFSA	Auditing
Gretchen A. Blystone	Deposit Operations
Dianne M. Brosky	Manager-Kennedy Township Office
Traci S. Bycura	Accounting
Lisa M. Cimbala	Loan Purchasing
Rhonda S. Clark	Manager-PMC Office
Susan V. Comis	Mortgage Lending
Christopher E. Conroy	Manager-Grant Street Office
Sandra A. Denk	Manager-Brentwood Office
Janet L. Gonzales	Consumer Lending
Karen S. Grainy	Deposit Operations
Howard J. Hein	Information Technology Services
Despina Isogna	Manager-Squirrel Hill Office
Mark A. Landi	Information Technology Services
Gregory P. Matisko	Manager-Riverview Office
Janice C. Muto, PHR	Human Resources
Margaret L. Ocepek	Branch Coordination
Michaelene Olshavsky	Manager-Wexford Office
Darrell F. Pendro	Manager-Fourth & Wood Office
Miriam A. Pollock	Loan Servicing
John F. Sierzega	Manager-Caste Village Office
Shelley R. Schweinsberg	Manager-Beaver Falls Office
Mary Lou Turbish	Manager-Aliquippa Office
Robert A. Yoswick, CPA	Commercial Services

OFFICERS OF MASONTOWN DIVISION

Scott M. Allen	Vice President-Lending
Pauline J. Bakewell	Vice President-Controller

We sadly note the passing of J. PATRICK HALL, President and Chief Operating Officer of the Masontown Division, *on October 20, 2003.*



PARKVALE BAN
MASONTOWN
DIVISION
ADVISORY BOA

Back row: (L to R)
Jan R. Kikta,
Frank J. Ricco,
George A. Franks, Jr
Joseph E. Ferens, Jr.,
H. Scott Whyel,
John R. Hart,
William R. Ulmer,

Front row: (L to R)
Jeffrey V. Martin,
Sylvia J. Vignali,
Harry D. Reagan



ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, October 28, 2004, at the Pittsburgh Athletic Association, 4215 Fifth Avenue, Pittsburgh, Pennsylvania.

STOCK LISTING AND DIVIDENDS

Parkvale's Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "PVSA." Prices shown below are based on the prices reported by the NASDAQ system.

For the Quarter Ended	High	Low	Dividends
June 04	$30.53	$25.21	$0.20
March 04	30.73	26.41	0.20
December 03	29.26	25.49	0.18
September 03	26.98	23.25	0.18
June 03	$25.01	$21.85	$0.18
March 03	25.25	20.95	0.18
December 02	25.00	22.30	0.18
September 02	28.95	22.55	0.18

There were 5,580,967 shares of Common Stock outstanding as of August 30, 2004, the Voting Record Date, which shares were held as of such date by approximately 421 holders of record.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Toll free phone: 1 (800) 368-5948
Fax: (908) 497-2312

INFORMATION REQUESTS

A copy of the 2004 Annual Report of Parkvale Financial Corporation on Form 10-K filed with the Securities and Exchange Commission, and a list of exhibits thereto, will be furnished to shareholders without charge upon their written request to the Treasurer of the Corporation at its Headquarters Office, 4220 William Penn Highway, Monroeville, PA 15146, or via e-mail to timothy.rubritz@parkvale.com. The telephone number is (412) 373-7200.

WEB SITE

Parkvale's web site is http://www.parkvale.com



Parkyale
FINANCIAL CORPORATION

2004 Annual Report